Exhibit 99.5

Interim Management’s Discussion and Analysis

(All figures are in thousands of Canadian dollars, except per share and convertible debenture amounts or where otherwise noted)

Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and six months ended June 30, 2012. This interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three and six months ended June 30, 2012 and 2011. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

This MD&A is based on information available to management as of August 9, 2012.

Caution concerning forward-looking statements and non-GAAP Measures

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. APUC reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” can be found throughout this MD&A.

Overview and Business Strategy

APUC is incorporated under the Canada Business Corporations Act. APUC’s business strategy is to maximize long term shareholder value as a dividend paying, growth-oriented corporation in the independent power and rate regulated utilities business sectors. APUC is committed to delivering a total shareholder return comprised of dividends augmented by capital appreciation arising through dividend growth supported by increasing cash flows and earnings. Through an emphasis on sustainable, long-view renewable power and utility investments, over a medium-term planning horizon, APUC strives to deliver annualized per share earnings growth of more than 5% and continued growth in its dividend supported by these increasing cash flows, earnings and additional investment prospects

APUC’s current quarterly dividend to shareholders is $0.0775 per share or $0.31 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities, reduce short term debt obligations and mitigate the impact of fluctuations in foreign exchange rates. Additional increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) and dividend levels shall be reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.

APUC currently conducts its business primarily through two autonomous subsidiaries: Algonquin Power Co. (“APCo”) which owns and operates a diversified portfolio of renewable energy assets and Liberty Utilities Co. (“Liberty Utilities”) which owns and operates a portfolio of North American rate regulated utilities.

Algonquin Power Co.

APCo generates and sells electrical energy through a diverse portfolio of renewable power generation and clean thermal power generation facilities across North America. APCo seeks to deliver continuing growth through development of greenfield power generation projects, accretive acquisitions of electrical energy generation facilities as well as development of expansion opportunities within APCo’s existing portfolio of independent power facilities. APCo owns or has interests in hydroelectric facilities with a combined generating capacity of approximately 170 MW. APCo also owns or has interests in wind powered generating stations with a combined generating capacity of 195 MW. Approximately 88% of the electrical output from the hydroelectric and wind generating facilities is sold pursuant to long term contractual arrangements which have a weighted average remaining contract life of 13 years.

APCo owns thermal energy facilities with approximately 160 MW of installed generating capacity and holds ownership interests in three facilities having gross installed capacity of approximately 200 MW. Approximately 60% of the electrical output from the owned thermal facilities is sold pursuant to long term PPAs with major utilities and have a weighted average remaining contract life of 10.7 years.

Liberty Utilities Co.

Liberty Utilities provides rate regulated electricity, natural gas, water distribution and wastewater collection utility services. Liberty Utilities’ underlying business strategy is to be a leading provider of safe, high quality and reliable utility services through a nationwide portfolio of moderate sized utilities and deliver stable and predictable earnings to APUC from these utility operations. In addition to encouraging and supporting organic growth within its service territories, Liberty Utilities is focused on delivering continued growth in earnings through acquisition opportunities which accretively expand its utility business portfolio. The utility businesses owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate. Due to current and expected growth of the business, Liberty Utilities has elected to organize the management of its utility operations by geographic region rather than by line of business. As a result, Liberty Utilities businesses operate under four separately managed regions – South, West, East and Central.

Liberty Utilities (South) region provides regulated water and wastewater utility services to approximately 77,000 customers located in the states of Arizona, Illinois, Missouri, and Texas.

Liberty Utilities (West) region provides regulated local electrical distribution utility services to approximately 47,000 customers. The California-based electricity distribution utility and related generation assets (the

“California Utility”) are currently owned in partnership with Emera Inc. (“Emera”), though regulatory approval has been received for Liberty Utilities to acquire Emera’s outstanding stake in the third quarter of 2012.

Liberty Utilities (East) region will comprise of Granite State Electric Company (“Granite State”), and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) upon the closing of the acquisition of these entities from National Grid USA (“National Grid”). Liberty Utilities (East) is expected to provide regulated local electrical and gas distribution utility services to approximately 43,000 electrical customers and 87,000 gas customers located in the state of New Hampshire.

Liberty Utilities (Central) region will comprise of the acquired regulated natural gas utilities acquired from Atmos Energy Corp (“Atmos”) upon closing. Liberty Utilities (Central) is expected to provide regulated local gas distribution utility services to approximately 84,000 customers located in the states of Illinois, Missouri, and Iowa.

Major Highlights

Corporate Highlights

Dividend Increased to $0.31 Per Common Share Annually

APUC has completed several acquisitions and has announced a number of other initiatives that have raised the growth profile for APUC’s earnings and cash flows which in turn supports an increase in the dividend to shareholders. These growth initiatives, discussed in more detail below, include the acquisition of natural gas and electric utilities as well as the development and acquisition of new wind power generating projects. As a result, on August 9, 2012, the Board approved a further dividend increase of $0.03 annually bringing the total annual dividend to $0.31, paid quarterly at the rate of $0.0775 per common share.

Management believes that the increase in dividend is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation founded on increased earnings and cash flows.

Strengthened Balance Sheet

Emera Subscription Receipts

On May 14, 2012, in connection with the acquisitions of Granite State and EnergyNorth on July 3, 2012, APUC issued 12.0 million common shares at a price of $5.00 per share to Emera pursuant to a subscription receipt agreement. The $60.0 million cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisitions.

During the six month period ended June 30, 2012, APUC issued 17,432,766 of additional subscription receipts to Emera valued at $105.0 million in contemplation of certain previously announced transactions. Subsequent to the end of quarter, certain of these transactions closed and the related subscription receipts were funded and converted to common shares. Details related to these subscription receipt transactions are contained in the section Shareholder’s Equity and Convertible Debentures - Emera subscription receipts.

As a result of the issuance of subscription receipts and the related conversion into common shares, as at August 9, 2012, Emera now owns 30.1 million APUC common shares representing approximately 17.85% of the total outstanding common shares of the Company. APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

Conversion of Series 2A Convertible Debentures to Equity

On February 24, 2012 (“Series 2A Redemption Date”), APUC redeemed $57.0 million, representing the remaining issued and outstanding, Series 2A Debentures by issuing and delivering 9,836,520 APUC common shares. Between January 1, 2012 and the Series 2A Redemption Date, a principal amount of $2.9 million of Series 2A Debentures were converted into 485,998 common shares of APUC.

Liberty Utilities Highlights

New Hampshire Utility Acquisitions

On July 3, 2012, Liberty Utilities completed the acquisitions of all issued and outstanding shares of Granite State and EnergyNorth, both from National Grid, for consideration of U.S. $285.0 million plus working capital and other closing adjustments for a total purchase price of U.S. $293.6 million.

Midwest Utility Acquisitions

On August 1, 2012, Liberty Utilities completed its acquisitions of regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois from Atmos for consideration of U.S. $123.9 million plus working capital and other closing adjustments for a total purchase price of U.S. $128.9 million.

U.S. $225 Million Private Placement

During the second quarter, Liberty Utilities received commitments for a U.S. $225 million private placement debt financing. The financing was closed in two tranches contemporaneously with the closing of the above noted acquisitions. The notes are senior unsecured notes with an average life maturity of over ten years and a weighted average coupon of 4.38%. The notes have been assigned a rating of “BBB high” by DBRS Limited. Proceeds from the private placement were used to partially fund the New Hampshire and Midwest Gas Utilities acquisitions.

Agreement to acquire a Regulated Water Utility

Subsequent to the quarter end, on July 20, 2012, Liberty Utilities entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of United Water Arkansas Inc. a regulated water distribution utility (“Arkansas Water”) located in Pine Bluff, Arkansas serving approximately 17,300 customers. Total purchase price for the Arkansas Water is approximately U.S. $28.6 million representing a 1.16x premium to rate base of U.S. $24.6 million and subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in mid 2013.

Agreement to acquire a Regulated Gas Utility

Subsequent to quarter end, on August 8, 2012, Liberty Utilities entered into an agreement with Atmos to acquire certain regulated natural gas distribution utility assets (the “Georgia Utility”) serving approximately 60,000 customers located in the State of Georgia. Total purchase price for the Georgia Utility is approximately U.S. $140.7 million representing a 1.1x premium to rate base of U.S. $128.1 million and is subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in mid 2013.

Acquisition of 100% Ownership Interest of the California Utility

On April 29, 2011, Emera agreed to sell its 49.999% direct ownership in Liberty Energy (California) to Liberty Utilities, with closing of such transaction subject to regulatory approval. In June 2012 Liberty Energy (California) received approval for the transaction. As consideration Emera will receive 8.211 million APUC common shares in two tranches. Approximately half of the shares are expected to be issued on August 31, 2012 and the balance of the shares will be issued following completion of Liberty Energy (California)’s first rate case, expected to be completed in the latter half of 2012..

Liberty Utilities Credit Facility

On January 19, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Facility”) with a three year term. On March 31, 2012, Liberty Utilities concluded negotiations with its bank syndicate to increase the available credit to support operations and working capital requirements of Liberty Utilities under the Liberty Facility to U.S. $40 million. On July 3, 2012, with the closing of the Granite State and EnergyNorth acquisitions, the facility has since been increased to U.S. $100 million.

Algonquin Power Co. Highlights

Acquisition of Sandy Ridge Wind Project

On July 1, 2012, APCo completed the acquisition of a 51% interest in the 50 MW Sandy Ridge facility, the first of four wind farms comprising a 480 MW portfolio of wind power facilities under construction by Gamesa Corporación Tecnológica, S.A. (“Gamesa”) in the United States. Total consideration paid for the acquisition of the interest in Sandy Ridge is approximately U.S. $29.7 million. The interest in Sandy Ridge is being acquired through a partnership whose members include APCo’s subsidiary (holding a 51% controlling interest) and Gamesa (holding a 49% interest).

Closing of the interest in the Pocahontas Prairie (80 MW), Minonk (200 MW) and Senate (150 MW) facilities in lowa, Illinois and Texas, respectively, is expected to occur in late 2012. The acquisition of Minonk and Senate is expected to occur once the projects achieve commercial operation. The acquisition of any interest in Pocahontas Prairie is pending Gamesa satisfactorily contracting the output of the facility on terms that meet APCo’s risk-return profile. In the event the Pocahontas Prairie facility remains un-contracted, APCo’s subsidiary would not acquire an interest in Pocahontas Prairie but has instead agreed to increase its ownership interest in the three contracted projects (Sandy Ridge, Minonk, and Senate) to 58.75% in order to maintain an overall investment of approximately U.S. $270 million.

APCo Credit Facility

On May 31, 2012, APCo increased its senior revolving credit facility (the “APCo Facility”) with its bank syndicate to $155 million.

2012 Six month results from operations

Key Selected Six Month Financial Information

	Six months ended June 30
(millions of dollars except per share information)	2012	2011

Revenue	$129.8	$138.5
Adjusted EBITDA 1, [3]	48.1	$55.1
Cash provided by operating activities	28.4	35.3
Adjusted funds from operations1, [3]	36.3	37.4
Net earnings attributable to Shareholders	8.3	12.3
Adjusted net earnings1, [3]	12.4	13.5
Dividends declared to Shareholders	21.6	14.5

Weighted Average number of common shares outstanding	146,998,173	108,279,592
Per share
Basic net earnings	$0.06	$0.11
Adjusted net earnings1, 2, [3]	$0.09	$0.13
Diluted net earnings	$0.06	$0.11
Cash provided by operating activities 1, 2, ,3	$0.19	$0.33
Adjusted funds from operations1, [2,3]	$0.25	$0.35
Dividends declared to Shareholders	$0.14	$0.13

Total assets	1,416.0	1,282.3
Long term liabilities[4]	399.4	332.7

1 APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.

2 APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.

3 Non-GAAP measure - see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.

4 Includes Long-term liabilities and Current portion of long-term liabilities.

For the six months ended June 30, 2012, APUC experienced an average U.S. exchange rate of approximately $1.006 as compared to $0.977 in the same period in 2011. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

For the six months ended June 30, 2012, APUC reported total revenue of $129.8 million as compared to $138.5 million during the same period in 2011, a decrease of $8.7 million or 6%. The major factors resulting in the decrease in APUC revenue in the six months ended June 30, 2012 as compared to the corresponding period in 2011 are set out as follows:

Six months ended June 30, 2012
(Millions)

Comparative Prior Period Revenue	$138.5
Significant Changes:
Liberty Utility (West) - Lower electricity sales to customers	(5.2)
Liberty Utilities (South) - Revenue increases primarily due to rate case approvals	0.7
Effect of wind resource compared to comparable period in prior year	1.1
Effect of hydrology resource compared to comparable period in prior year	(2.5)
Windsor Locks – Lower power sales and lower power rates	(4.6)
Sanger Facility – Offline for planned major maintenance	(2.0)
Impact of the stronger U.S. dollar	2.7
Tinker Hydro/AES - Increased demand for retail sales	2.1
Energy-from-Waste facility – Lower price per tonne for supplemental waste	(0.6)
Other	(0.4)

Current Period Revenue	$129.8

A more detailed discussion of these factors is presented within the business unit analysis.

Adjusted EBITDA in the six months ended June 30, 2012 totalled $48.1 million as compared to $55.1 million during the same period in 2011, a decrease of $7.0 million. The decrease in Adjusted EBITDA was due to lower results from operations primarily from lower hydrology in APCo’s renewable energy division and reduced energy sales at Liberty Utilities (West) electric distribution utility. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).

For the six months ended June 30, 2012, net earnings totalled $8.3 million as compared to $12.3 million during the same period in 2011, a decrease of $4.0 million. Net earnings per share totalled $0.06 for the six months ended June 30, 2012, as compared to $0.11 during the same period in 2011.

The reduction in net earnings for the six months ended June 30, 2012 was due to $6.5 million decreased earnings from operating facilities, $3.4 million in increased acquisition costs and $1.9 million related to increased administration charges, $0.1 increased losses on derivative instruments as compared to the same period in 2011. These items were partially offset by $1.3 million lower depreciation and amortization expense, $1.0 million in increased interest, dividend and other income, $0.4 million due to a stronger U.S. dollar, $0.5 million in lower interest expense, $1.7 million in decreased earnings to non-controlling interests and $3.0 million in increased recoveries of income tax expense primarily due to the reasons discussed in APUC: Corporate and Other Expenses as compared to the same period in 2011.

During the six months ended June 30, 2012, cash provided by operating activities totalled $28.4 million or $0.19 per share as compared to cash provided by operating activities of $35.3 million, or $0.33 per share during the same period in 2011. During the six months ended June 30, 2012, adjusted funds from operations, a non-GAAP measure, totalled $36.3 million or $0.25 per share as compared to adjusted funds from operations of $37.4 million, or $0.35 per share during the same period in 2011. The change in adjusted funds from operations in the six months ended June 30, 2012, is primarily due to reduced earnings from operations, partially offset by increased interest, dividend and other income as compared to the same period in 2011.

Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against Algonquin.

2012 Three month results from operations

Key Selected Second Quarter Financial Information

	Three months ended
	June 30
(millions of dollars except per share information)	2012	2011

Revenue	$65.4	$66.8
Adjusted EBITDA 1, [3]	24.9	$28.2
Cash provided by operating activities	17.3	16.2
Adjusted funds from operations1, [3]	21.0	19.9
Net earnings attributable to Shareholders	6.1	7.3
Adjusted net earnings1, [3]	6.9	8.2
Dividends declared to Shareholders	11.3	7.8

Weighted Average number of common shares outstanding	153,414,269	112,532,765
Per share
Basic net earnings	$0.04	$0.07
Adjusted net earnings1, [2,3]	$0.05	$0.07
Diluted net earnings	$0.04	$0.07
Cash provided by operating activities 1, [2,3]	$0.11	$0.14
Adjusted funds from operations1, [2,3]	$0.14	$0.18
Dividends declared to Shareholders	$0.07	$0.065

1 APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.

2 APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.

3 Non-GAAP measure - see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.

For the three months ended June 30, 2012, APUC experienced an average U.S. exchange rate of approximately $1.01 as compared to $0.968 in the same period in 2011. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

For the three months ended June 30, 2012, APUC reported total revenue of $65.4 million as compared to $66.8 million during the same period in 2011, a decrease of $1.4 million or 2%. The major factors resulting in the decrease in APUC revenue in the three months ended June 30, 2012 as compared to the corresponding period in 2011 are set out as follows:

Three months ended June 30, 2012
(Millions)

Comparative Prior Period Revenue	$66.8

Significant Changes:
Liberty Utility (West) - Lower electricity sales to customers	(1.4)
Liberty Utilities (South) - Revenue increases primarily due to rate case approvals	0.1
Effect of wind resource compared to comparable period in prior year	0.6
Effect of hydrology resource compared to comparable period in prior year	(2.5)
Windsor Locks – Lower power sales and lower power rates	(1.9)
Sanger Facility – Offline for planned major maintenance	(0.7)
Impact of the stronger U.S. dollar	1.9
Tinker Hydro/AES - Increased demand for retail sales	2.1
Energy-from-Waste facility – Lower price per tonne for supplemental waste	(0.1)
Other	0.5

Current Period Revenue	$65.4

A more detailed discussion of these factors is presented within the business unit analysis.

Adjusted EBITDA in the three months ended June 30, 2012 totalled $24.9 million as compared to $28.2 million during the same period in 2011, a decrease of $3.3 million. The decrease in Adjusted EBITDA was due to lower results from operations primarily lower hydrology in APCo’s renewable energy division and reduced energy sales at APCo’s Windsor Locks facility. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Performance Measures).

For the three months ended June 30, 2012, net earnings totalled $6.1 million as compared to $7.3 million during the same period in 2011, a decrease of $1.2 million. Net earnings per share totalled $0.04 for the three months ended June 30, 2012, as compared to $0.07 during the same period in 2011.

The reduction in net earnings for the three months ended June 30, 2012 was due to $2.3 million in decreased earnings from operating facilities, $1.8 million in increased acquisition costs, $1.3 million related to increased administration charges, and $0.2 million in increased depreciation and amortization expense as compared to the same period in 2011. These items were partially offset by $1.2 million in lower interest expense, $0.3 million due to decreased losses on derivative instruments, $0.9 million due to a stronger U.S. dollar, $0.2 million in increased interest, dividend and other income, $0.3 million in decreased earnings to non-controlling interests and $1.4 million in increased recoveries of income tax expense primarily due to the reasons discussed in APUC: Corporate and Other Expenses as compared to the same period in 2011

During the three months ended June 30, 2012, cash provided by operating activities totalled $17.3 million or $0.11 per share as compared to cash provided by operating activities of $16.2 million, or $0.14 per share during the same period in 2011. During the three months ended June 30, 2012, adjusted funds from operations totalled $21.0 million or $0.14 per share as compared to adjusted funds from operations of $19.9 million, or $0.18 per share during the same period in 2011. The change in adjusted funds from operations in the three months ended June 30, 2012, is primarily due to decreased earnings from operations, partially offset by increased interest, dividend and other income as compared to the same period in 2011.

Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against Algonquin.

Outlook

Overall APUC expects operational results for power generation in the third quarter to reflect long-term average resource conditions for hydro and wind power generation.

APUC expects continuing modest customer growth throughout its regulated utilities service territories in 2012 and that its operations will meet expectations for the third quarter of 2012.

APUC’s third quarter results will also reflect the results from operations of the acquisition of Sandy Ridge, which was acquired on July 1, 2012, the acquisition of Granite State and EnergyNorth on July 3, 2012 and the acquisition of the Midwest Gas Utilities on August 1, 2012. Combined, these acquisitions are expected to contribute $3.3 million in EBITDA in the third quarter.

	Three months ended June 30				Six months ended June 30
	Long Term Average Resource	2012	2011	Long Term Average Resource	2012	2011
Performance (GW-hrs sold)

Quebec Region	84.5	83.8	89.9	142.0	147.3	150.8
Ontario Region	35.8	31.2	35.4	72.9	67.8	68.5
Manitoba Region	99.4	101.8	90.5	214.7	214.9	183.3
Saskatchewan Region*	20.9	21.2	14.2	44.2	45.1	21.5
New England Region	18.0	11.9	21.1	36.0	25.7	37.5
New York Region	24.2	17.3	32.5	48.5	40.8	55.1
Western Region	19.0	20.5	21.9	28.6	30.3	31.7
Maritime Region	50.4	51.2	58.5	75.4	77.0	91.3

Total	352.2	338.9	364.0	662.3	648.9	639.7

Revenue**		(millions )	(millions )		(millions )	(millions )
Energy sales		$24.5	$23.8		$47.1	$45.7
Less:
Cost of Sales – Energy***		(2.4)	(0.6)		(4.1)	(2.3)
Net Energy Sales		$22.1	$23.2		$43.0	$43.4

Other Revenue		0.5	0.7		0.8	1.2
Total Net Revenue		$22.6	$23.9		$43.8	$44.6
Expenses
Operating expenses		(6.0)	(6.4)		(12.3)	(12.2)
Interest and Other income		0.6	0.6		1.0	1.0
Division operating profit (including other income)		$17.2	$18.1		$32.5	$33.4

*

APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility and has an option to acquire a 75% equity interest in the facility in 2016. The prior year actual production in the Saskatchewan Region reflects production since Red Lily I achieved commercial operation on February 23, 2011. The long term average resource reflects three months of production.

**

While most of APCo’s PPAs include annual rate increases, a change to the weighted average production levels resulting in higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division, as compared to the same period in the prior year.

***

Cost of Sales – Energy consists of energy purchases by Algonquin Energy Services (“AES”) which is resold to its retail and industrial customers. Under GAAP, in APUC’s interim consolidated Financial Statements, these amounts are included in operating expenses.

2012 Six Month Operating Results

For the six months ended June 30, 2012, the Renewable Energy division produced 648.9 GW-hrs of electricity, as compared to 639.7 GW-hrs produced in the same period in 2011, an increase of 1%. The increased generation is primarily due to stronger wind resource in the six months as compared to the comparable period in 2011. This level of production in 2012 represents sufficient renewable energy to supply the equivalent of 72,000 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 357,000 tons of CO2 gas was prevented from entering the atmosphere in the first six months of 2012.

During the six months ended June 30, 2012, the division generated electricity equal to 98% of long-term projected average resources (wind and hydrology) as compared to 101% during the same period in 2011. For the six months ended June 30, 2012, the Quebec, Saskatchewan, Western and Maritimes regions experienced resources slightly higher than long-term averages resources, producing between 2%-6% above long-term average, whereas the Manitoba region produced at long-term averages resources. The Ontario region produced slightly below long-term averages producing 7% below long-term average resources. New England and New York region experienced results approximately 16%-29% below long-term average resources.

For the six months ended June 30, 2012, revenue from energy sales in the Renewable Energy division totalled $47.1 million, as compared to $45.7 million during the same period in 2011. As the purchase of energy by the Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the six months ended June 30, 2012, net revenue from energy sales in the Renewable Energy division totalled $43.0 million, as compared $43.4 million during the same period in 2011.

Revenue generated from APCo’s Ontario, Quebec and Western regions decreased by $0.4 million due to a 2% overall decrease in hydrology, primarily in the Quebec region, slightly offset by $0.2 million due to an increase in weighted average energy rates, as compared to the same period in 2011. Revenue from APCo’s New England and New York region facilities decreased $1.3 million due to decreased hydrology and by $0.7 million due to a decrease in weighted average energy rates of approximately 27%. Revenue from the Manitoba region increased $1.7 million primarily due to a stronger wind resource, partially offset by a decrease of $0.6 million due to decreased weighted average energy rates. Revenue in the Maritime region increased by 18% primarily driven by a $0.5 million increase in weighted average energy rates partially offset by $0.2 million in decreased customer demand as compared to the same period in 2011. Revenue at AES increased 27% primarily due to $2.4 million of increased customer demand offset partially by $0.7 million decrease in weighted average energy rates. Revenue at AES primarily consists of wholesale deliveries to local electric utilities retail sales to commercial and industrial customers in Northern Maine ($6.5 million), and merchant sales of production in excess of customer demand and other revenue ($2.8 million). The division reported increased revenue of $0.4 million from U.S. operations as a result of the stronger U.S. dollar as compared to the same period in 2011.

Red Lily I produced 45.1 GW-hrs of electricity for the six months ended June 30, 2012. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenues from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I for a direct 75% equity interest in 2016. For the six months ended June 30, 2012, APCo earned fees and interest payments from Red Lily I in the total amount of $1.3 million.

For the six months ended June 30, 2012, energy purchase costs by AES totalled $4.1 million. During this same period, AES purchased approximately 65.8 GW-hrs of energy at market and fixed rates averaging U.S. $61 per MW-hr. The division reported increased energy purchase costs of $0.2 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the six months ended June 30, 2012, operating expenses excluding energy purchases totalled $12.3 million, as compared to $12.2 million during the same period in 2011, an increase of $0.1 million or 1%. The increase was primarily impacted by a $0.5 million accrual for costs related to the Quebec water lease litigation offset by $0.3 million in reduced repairs and maintenance costs, and $0.1 in reduced lease and tax costs as compared to the same period in 2011.

For the six months ended June 30, 2012, interest and other income totalled $1.0 million, consistent with the same period in 2011. Interest and other income primarily consist of interest related to the senior and subordinated senior debt interest in the Red Lily I project. This amount is included as part of APCo’s earnings from its investment in Red Lily I, as discussed above.

For the six months ended June 30, 2012, Renewable Energy’s operating profit totalled $32.5 million, as compared to $33.4 million during the same period of 2011, representing a decrease of $0.9 million or 3%. For the six months ended June 30, 2012, Renewable Energy’s operating profit did not meet APCo’s expectations primarily due to reduced hydrology in the U.S. regions.

2012 Second Quarter Operating Results

For the quarter ended June 30, 2012, the Renewable Energy division produced 338.9 GW-hrs of electricity, as compared to 364.0 GW-hrs produced in the same period in 2011, a decrease of 7%. The decreased generation is primarily due to reduced average hydrology in the quarter as compared to the comparable period in 2011. This level of production in 2012 represents sufficient renewable energy to supply the equivalent of 75,000 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 186,000 tons of CO2 gas was prevented from entering the atmosphere in the second quarter of 2012.

During the quarter ended June 30, 2012, the division generated electricity equal to 96% of long-term projected average resources (wind and hydrology) as compared to 106% during the same period in 2011. In the second quarter of 2012, the Manitoba, Saskatchewan, Western and Maritimes regions experienced resources slightly higher than long-term averages resources, producing between 2%-8% above long-term average resources, whereas the Quebec region produced at long-term averages resources. The Ontario, New England, and New York regions experienced results approximately 13%-34% below long-term average resources.

For the quarter ended June 30, 2012, revenue from energy sales in the Renewable Energy division totalled $24.5 million, as compared to $23.8 million during the same period in 2011. As the purchase of energy by the Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the quarter ended June 30, 2012, net revenue from energy sales in the Renewable Energy division totalled $22.1 million, as compared $23.2 million during the same period in 2011.

Revenue generated from APCo’s Ontario, Quebec and Western regions decreased by $0.8 million due to a 8% overall decrease in hydrology, primarily in the Quebec region, and $0.1 million due to a decrease in weighted average energy rates as compared to the same period in 2011. Revenue from APCo’s New England and New York region decreased $1.0 million due to a significant overall decrease in hydrology and by $0.3 million due to lower weighted average energy rates. Revenue from the Manitoba region increased $0.9 million primarily due to increased weighted average energy rates, partially offset by a decrease of $0.4 million due to reduced wind resource. Revenue in the Maritime region increased by 50% primarily driven by a $0.4 million increase in weighted average energy rates partially offset by $0.1 million in decreased customer demand as compared to the same period in 2011. Revenue at AES increased 50% primarily due to $2.8 million of increased customer demand offset partially by a $1.1 million decrease in weighted average energy rates. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine ($3.8 million) and merchant sales of production in excess of customer demand and other revenue ($1.8 million). The division reported increased revenue of $0.3 million from U.S. operations as a result of the stronger U.S. dollar as compared to the same period in 2011.

Red Lily I produced 21.2 GW-hrs of electricity for the quarter ended June 30, 2012. APCo’s economic return from its investment in Red Lily I currently comes in the form of interest payments, fees and other charges and is not reflected in revenues from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I for a direct 75% equity interest in 2016. For the quarter ended June 30, 2012, APCo earned fees and interest payments from Red Lily I in the total amount of $0.8 million.

For the quarter ended June 30, 2012, energy purchase costs by AES totalled $2.4 million. During the same period, AES purchased approximately 40.0 GW-hrs of energy at market and fixed rates averaging U.S. $61 per MW-hr. The division reported increased energy purchase costs of $0.2 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the quarter ended June 30, 2012, operating expenses excluding energy purchases totalled $6.0 million, as compared to $6.4 million during the same period in 2011, a decrease of $0.4 million or 6%. The decrease was primarily impacted by $0.3 million in reduced repairs and maintenance costs, and $0.1 in reduced lease and tax costs as compared to the same period in 2011.

For the quarter ended June 30, 2012, interest and other income totalled $0.6 million, consistent with the same period in 2011. Interest and other income primarily consists of interest related to the senior and subordinated senior debt interest in the Red Lily I project. This amount is included as part of APCo’s earnings from its investment in Red Lily I, as discussed above.

For the quarter ended June 30, 2012, Renewable Energy’s operating profit totalled $17.2 million, as compared to $18.1 million during the same period in 2011, representing a decrease of $0.9 million or 5%. For the quarter ended June 30, 2012, Renewable Energy’s operating profit did not meet APCo’s expectations primarily due to reduced hydrology in the U.S. regions.

APCo: Thermal Energy Division

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Performance (GW-hrs sold)	66.6	127.4	162.3	258.9
Performance (‘000 tonnes of waste processed)	42.7	42.2	85.3	83.5
Performance (steam sales – billion lbs)	311.1	287.7	667.3	627.7

	(millions)	(millions)	(millions)	(millions)

Revenue
Energy/steam sales	$7.8	$9.7	$15.9	$22.2
Less:
Cost of Sales – Fuel *	(3.0)	(4.6)	(7.0)	(10.9)
Net Energy/Steam Sales Revenue	$4.8	$5.1	$8.9	$11.3

Waste disposal sales	4.2	4.3	7.6	8.3
Other revenue	0.4	0.3	0.5	0.5
Total net revenue	$9.4	$9.7	$17.0	$20.1
Expenses
Operating expenses *	(5.8)	(5.3)	(10.7)	(11.4)
Interest and other income	0.2	(0.1)	0.5	0.0

Division operating profit	$3.8	$4.3	$6.8	$8.7
(including interest and dividend income)

*	Cost of Sales – Fuel consists of natural gas and fuel costs at the Sanger and Windsor Locks facilities.

APCo’s Sanger and Windsor Locks generation facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between facility and regional changes in the average landed cost for natural gas may result in one facility showing increasing costs per unit while the other shows decreasing costs, as compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each mmbtu. As a result, a facility may record a higher aggregate expense for natural gas as a result of a lower average landed per unit cost for natural gas combined with a consumption of a higher volume of such gas.

2012 Six Month Operating Results

For the six months ended June 30, 2012, the Thermal Energy division produced 162.3 GW-hr of energy as compared to 258.9 GW-hr of energy in the comparable period of 2011, primarily due to the planned outages at the Sanger and Windsor Locks facilities. During the six months ended June 30, 2012, the business unit’s total production decreased by 59.8 GW-hr at the Windsor Locks facility and by 31.2 GW-hr from the Sanger facility, as compared to the same period in 2011.

The Energy-from-Waste (“EFW”) facility processed approximately 85,300 tonnes of municipal solid waste as compared to 83,500 tonnes of municipal solid waste in the same period of 2011. The current level of production resulted in the diversion of approximately 63,200 tonnes of waste from municipal solid waste landfill sites in the first six months of 2012.

For the six months ended June 30, 2012, the Brampton Cogeneration Inc. (“BCI”) and Windsor Locks facilities sold 667 billion lbs of steam as compared to 628 billion lbs of steam in the comparable period of 2011. During the six months ended June 30, 2012, operations at the EFW facility generated 263 billion lbs of steam for the BCI facility as compared to 248 billion lbs of steam in the same period in 2011.

For the six months ended June 30, 2012, energy / steam revenue in the Thermal Energy division totalled $15.9 million, as compared to $22.2 million during the same period in 2011, a decrease of $6.3 million, or 28%. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the six months ended June 30, 2012, net energy / steam sales revenue at the Thermal Energy division totalled $8.9 million, as compared to $11.3 million during the same period in 2011, a decrease of $2.4 million, primarily due to the Sanger facility being offline from January to April 2012 and the Windsor Locks facility being offline for most of May and June 2012.

The decreased revenue from energy / steam sales was primarily due to a decrease of $4.7 million in lower production at the Windsor Locks facility as a result of a planned shutdown in the months of May and June to install the new Solar Titan combustion gas turbine as compared to the same period in 2011. The Sanger facility experienced reduced revenue primarily as a result of being offline for a planned shutdown commencing in January 2012. The shutdown resulted in a $3.3 million decrease in energy / steam sales due to lower volume, partially offset by an increase of $1.3 million due to higher rates. The natural gas expense at the Sanger and Windsor Locks facilities is discussed in detail below compared to the same period in 2011.

Revenue from waste disposal sales for the six months ended June 30, 2012 totalled $7.6 million, as compared to $8.3 million during the same period in 2011, a decline of $0.7 million or 8%. Revenue declined as the result of a greater level of supplemental waste processed by the facility for which lower average rates are charged pursuant to the existing waste disposal contract.

For the six months ended June 30, 2012, fuel costs at Sanger and Windsor Locks totalled $7.0 million, as compared with $10.9 million in the same period in 2011, a decrease of $3.9 million. The overall natural gas expense at the Windsor Locks facility decreased $2.9 million (32%), primarily the result of a 30% decrease in volume of natural gas consumed, in addition to a 3% decrease in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Windsor Locks facility during the six months ended June 30, 2012 was $4.64 per mmbtu. Natural gas expense at Sanger decreased $1.5 million (68%), primarily the result of a 49% decrease in the volume of natural gas consumed in addition to a 37% decrease in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Sanger facility during the six months ended June 30, 2012 was U.S. $2.88 per mmbtu. The division reported increased fuel costs of $0.3 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the six months ended June 30, 2012, operating expenses, excluding fuel costs at Windsor Locks and Sanger, totalled $10.7 million, as compared to $11.4 million during the same period in 2011, a decrease of $0.7 million. The decrease in operating expenses was impacted by $0.3 million at the EFW facility, primarily related to lower gas and maintenance costs, and $0.2 million and $0.2 million due to planned shutdowns of the Sanger (including the Dyna Fiber facility) and Windsor Locks facilities, respectively, for portions of the first six months of 2012.

For the six months ended June 30, 2012, the Thermal Energy division’s operating profit totalled $6.8 million, as compared to $8.7 million during the same period in 2011, representing a decrease of $1.9 million or 22%. Operating profit in the Thermal Energy division did not meet overall expectations for the six months ended June 30, 2012.

2012 Second Quarter Operating Results

For the quarter ended June 30, 2012, the Thermal Energy division produced 66.6 GW-hr of energy as compared to 127.4 GW-hr of energy in the comparable period of 2011, primarily due to the planned outage at the Sanger and Windsor Locks facilities. During the quarter ended June 30, 2012, the business unit’s total production decreased by 49.4 GW-hr at the Windsor Locks facility and by 4.8 GW-hr from the Sanger facility, as compared to the same period in 2011.

The EFW facility processed approximately 42,700 tonnes of municipal solid waste as compared to 42,200 tonnes of municipal solid waste in the same period of 2011. The current level of production resulted in the diversion of approximately 31,400 tonnes of waste from municipal solid waste landfill sites in the second quarter of 2012.

For the quarter ended June 30, 2012, the BCI and Windsor Locks facilities sold 311 billion lbs of steam as compared to 288 billion lbs of steam in the comparable period of 2011. During the quarter ended June 30, 2012, operations at the EFW facility generated 139 billion lbs of steam for the BCI facility as compared to 123 billion lbs of steam in the same period in 2011.

For the quarter ended June 30, 2012, energy / steam revenue in the Thermal Energy division totalled $7.8 million, as compared to $9.7 million during the same period in 2011, a decrease of $1.9 million, or 20%. As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the quarter ended June 30, 2012, net energy / steam sales revenue at the Thermal Energy division totalled $4.8 million, as compared to $5.1 million during the same period in 2011, a decrease of $0.3 million, primarily due to the Sanger facility being offline in April 2012 and the Windsor Locks facility being offline for most of May and June 2012.

The decreased revenue from energy / steam sales was primarily due to a decrease of $3.4 million of lower production at the Windsor Locks facility as a result of a planned shutdown in the months of May and June to install the new Solar Titan combustion gas turbine, partially offset by $1.5 million in higher rates as compared to the same period in 2011. The Sanger facility experienced reduced revenue primarily as a result of being offline for the beginning of the quarter for a planned shutdown which resulted in a $0.7 million decrease in energy / steam sales due to lower volume, and a decrease of $0.1 million due to lower rates. The natural gas expense at the Sanger and Windsor Locks facilities is discussed in detail below compared to the same period in 2011.

Revenue from waste disposal sales at the EFW facility for the quarter ended June 30, 2012 totalled $4.2 million, as compared to $4.3 million during the same period in 2011, a decline of $0.1 million or 2%. Revenue declined as the result of a greater level of supplemental waste processed by the facility for which lower average rates are charged pursuant to the existing waste disposal contract.

For the quarter ended June 30, 2012, fuel costs at Sanger and Windsor Locks totalled $3.0 million, as compared with $4.6 million in the same period in 2011, a decrease of $1.6 million. The overall natural gas expense at the Windsor Locks facility decreased $1.5 million (39%), primarily the result of a 55% decrease in volume of natural gas consumed, offset by a 35% increase in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Windsor Locks facility during the quarter was $5.68 per mmbtu. Natural gas expense at Sanger decreased $0.6 million (51%), primarily the result of a 13% decrease in the volume of natural gas consumed in addition to a 43% decrease in the average landed cost of natural gas per mmbtu as compared to the same period in 2011. The average landed cost of natural gas at the Sanger facility during the quarter was U.S. $2.74 per mmbtu. The division reported increased fuel costs of $0.1 million as a result of the stronger U.S. dollar as compared to the same period in 2011.

For the quarter ended June 30, 2012, operating expenses, excluding fuel costs at Windsor Locks and Sanger, totalled $5.8 million, as compared to $5.3 million during the same period in 2011, an increase of $0.5 million. The decrease in operating expenses was impacted by $0.2 million at the EFW facility, primarily related to lower gas and maintenance costs, $0.1 million at the Sanger and Dyna Fiber facilities due to the Sanger facility being offline for a portion of April 2012, offset by $0.8 million at the Windsor Locks facility due to increased light and power expenses to flow through to customers during the planned shutdown in May and June.

For the quarter ended June 30, 2012, the Thermal Energy division’s operating profit totalled $3.8 million, as compared to $4.3 million during the same period in 2011, representing a decrease of $0.5 million or 12%. Operating profit in the Thermal Energy division did not meet overall expectations for the quarter ended June 30, 2012.

APCo: Development Division

The Development division works to identify, develop and construct new power generating facilities, as well as to identify, develop and construct other accretive expansion projects to maximize the value of APCo’s existing facilities. The Development division also creates value through accretive acquisitions of operating assets.

Projects Currently in Development

APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of Power Purchase Agreements. The projects are as follows:

Project Name	Location	Size (MW)	Estimated Capital Cost	Commercial Operation	PPA Term	Production GW-hr
Chaplin Wind [1]	Saskatchewan	177	$355.0	2016	25	720.0
Amherst Island [2]	Ontario	75	$230.0	2014	20	247.0
Val Eo [1]	Quebec	24	$70.0	2015	20	66.0
Morse Wind 3, [4]	Saskatchewan	25	$70.0	2014	20	93.0
St. Damase [1]	Quebec	24	$70.0	2014	20	86.0
Cornwall Solar 1, [2]	Ontario	10	$45.0	2013	20	13.4
St. Leon II [1]	Manitoba	17	$30.0	2012	25	58.0

Total		352	$870.0			1,283.4

Notes:

1	PPA signed
2	FIT contract awarded
3	Two 10 MW PPAs; one 5 MW PPA
4	Comprised of three projects that are connected geographically and will be built simultaneously. All three projects were awarded PPAs under the province’s Green Options Partner Program (“GOPP”).

Descriptions of selected projects and status updates in the current quarter are set out below. A complete description of all projects is provided in the APUC annual MD&A for the year ended December 31, 2011.

U.S. Wind Farm Acquisition

On March 9, 2012, APCo entered into an agreement to acquire a 51% majority interest in a 480 MW portfolio of four wind power projects in the United States from Gamesa. The U.S. Wind Farms consist of four facilities, Minonk (200MW), Senate (150MW), Pocahontas Prairie (80MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, Iowa and Pennsylvania, respectively. Pocahontas Prairie and Sandy Ridge have recently reached COD, and Senate and Minonk are expected to achieve COD in Q4.

APCo is not directly developing these wind generating stations and is therefore not assuming any development risk on these projects. APCo is only obligated to acquire them following their commissioning and upon satisfaction of pre-closing conditions. In the event any of the projects fail to reach COD, APCo will not be obligated to acquire such site and will not incur any liability in respect of such project. APCo is acquiring its interest in the facilities through a partnership whose members include an APCo subsidiary holding a 51% controlling interest and Gamesa holding a 49% interest.

On July 1, 2012, Algonquin completed the acquisition of the Sandy Ridge wind generation station. Total consideration paid for the acquisition of the interest in Sandy Ridge is approximately U.S. $29.7 million. In keeping with APCo’s strategy to maintain a portfolio of assets with primarily long term contracted energy sales, APCo and Gamesa have agreed to defer the acquisition of any interest in Pocahontas Prairie pending Gamesa satisfactorily contracting the output of the facility on terms that meet APCo’s risk-return profile. In the event the Pocahontas Prairie facility remains un-contracted, APCo’s subsidiary would not acquire an interest in Pocahontas Prairie but has instead agreed to increase its ownership interest in the three contracted projects (Sandy Ridge, Minonk, and Senate) to 58.75% in order to maintain an overall investment of approximately U.S. $270 million.

The two remaining sites currently under construction by Gamesa are the following:

Minonk

The 200 MW Minonk project is located near Bloomington, Illinois and is currently under construction. The site is expected to operate 100 Gamesa G90 units and is expected to produce 659 MW-hrs per annum with 86% of the energy coming under a Power Hedge contract with JP Morgan Energy Ventures Corporation (“JPMVEC”) and the remaining energy and associated renewable energy credits sold into the merchant market.

Senate

The 150 MW Senate Wind Farm is approximately 70 miles northwest of Dallas / Fort Worth, Texas and is currently under construction. The site is expected to operate 75 Gamesa G90 units and is expected to produce 520 MW-hrs per annum with 83% of the energy coming under a Power Hedge contract with JPMVEC and the remaining energy and associated renewable energy credits sold into the merchant market.

In addition to the agreement for the acquisition of the U.S. Wind Farms, Gamesa and APCo have entered into a joint development agreement pursuant to which they will jointly pursue additional wind power development opportunities in the U.S. and Canada. Under the terms of the joint development agreement, APCo will be provided visibility into Gamesa’s pipeline of 2,700 MW of near and medium term wind power development opportunities in the U.S. and Gamesa will have the opportunity to work with APCo to advance and expand APCo’s 352 MW pipeline of contracted development projects.

Chaplin Wind

In the first quarter of 2012, APCo entered into a 25 year PPA with SaskPower for the development of a 177 MW wind power project in the rural municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan.

The project has a targeted commercial operation date of December, 2016. The facility is expected to be constructed at an estimated capital cost of $355 million and consist of approximately 77 multi-megawatt wind turbines. In its first full year of production, the project is expected to generate EBITDA of $37.5 million. The 25 year power purchase agreement features a rate escalation provision of 0.6% throughout the term of the agreement. The Project will take advantage of a favourable interconnection location by interconnecting with SaskPower’s new P1S 230 kV transmission line from Swift Current to Moose Jaw and will be compliant with SaskPower’s latest interconnection requirements.

St. Leon II

Construction of St. Leon II was completed in the first quarter of 2012 for a total capital cost of $26.6 million. The facility is currently in the final interconnection and commissioning stage with Manitoba Hydro. Beginning July 1, 2012, the facility is generating revenues in accordance with the power purchase agreement.

Cornwall Solar

On January 4, 2012, APCo acquired all of the issued and outstanding shares of Cornwall Solar Inc. Cornwall Solar owns the rights to develop a 10 MWac solar project located near Cornwall, Ontario (the “Cornwall Project”). In addition to the Cornwall Project, APCo has acquired an option to acquire 10 additional Ontario based solar projects. Projects in the Feed-in-Tariff (“FIT”) Pipeline have submitted FITapplications for an additional 100MWac.

The Cornwall Project has been granted an Ontario FIT contract by the OPA, with a 20 year term and a rate of $443/MW-hr, resulting in expected initial annual revenues of approximately $6.2 million. The Cornwall Project contemplates the use of a ground-mounted PV array system, installed on two parcels of leased land totaling approximately 138 acres.

Following the completion of all regulatory submissions and approvals, construction of the project is expected to begin in the first half of 2013. The project recently achieved an important milestone in the overall regulatory process by having its environmental assessment deemed “administratively complete”. COD is estimated in late 2013 with expected annual generation of approximately 13,400 MW-hrs.

Total capital cost of the project is targeted at approximately $45 million, including the consideration to be paid for the acquisition of the project. Funding for the project will be arranged and announced when all required permitting and all other pre-construction conditions have been satisfied.

Saint-Damase

The Saint-Damase Wind Project is located in the local municipality of Saint-Damase which is within the regional municipality of la Matapédia. The environmental impact assessment for the project has now been submitted and all major environmental authorizations are targeted for completion by the end of 2012.

Windsor Locks Repowering

The Windsor Locks facility is a 56 MW natural gas powered electrical and steam energy generating station located in Windsor Locks, Connecticut. This facility delivers 100% of its steam capacity and a portion of its electrical generating capacity to Ahlstrom pursuant to an energy services agreement (“ESA”).

APCo has entered into an extension of the ESA with Ahlstrom which now continues until 2027. The installation of a new 14 MW Solar Titan combustion gas turbine was completed in July 2012 for a total capital cost of U.S. $20 million and is now fully operational. APCo expects to submit its application to receive a one-time non-recurring grant from the State of Connecticut equivalent to U.S. $450/KW to a maximum of U.S. $6.6 million in the third quarter which would reduce the overall capital construction cost of the re-powering. With the new turbine now operational the existing Frame 6 is available as a peaking turbine to generate additional revenues.

APCo Outlook

The APCo Renewable Energy division is expected to perform based on long-term average resource conditions for both wind and hydrology. New York and New England facilities are expected to perform below expectations due to lower power pricing compared to the previous year. The acquisition of Sandy Ridge on July 1, 2012 is expected to generate additional revenues of approximately U.S. $1.0 million and EBITDA of U.S. $0.3 million in the third quarter of 2012.

With respect to the Thermal Energy division, the Sanger, Windsor Locks and EFW facilities are expected to perform at a level in the third quarter of 2012 consistent with results experienced in 2011.

The EFW facility “tip or pay” waste supply agreement with the Region of Peel (the “Region”) has been extended under substantially the same terms until the end of October 2012, at which time the contract will be terminated. APCo is now entering into contracts for alternative waste streams for the facility to ensure continued operation of the facility following the end of the contract with the Region.

Liberty Utilities (South)

Liberty Utilities (South) operates in Arizona, Texas, Missouri and Illinois and currently provides rate regulated water and wastewater utility services to approximately 77,000 customers in those states.

	Six months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Number of
Wastewater connections			37,100	36,535
Wastewater treated (millions of gallons)			1,050	1,000

Water distribution connections			39,700	37,930
Water sold (millions of gallons)			2,430	2,400

	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Assets for regulatory purposes[1]	202.9	203.5

Revenue
Wastewater treatment	$12.1	$11.6	$12.2	$11.3
Water distribution	10.5	9.8	10.5	9.7
Other Revenue	0.1	0.3	0.1	0.3
	$22.7	$21.7	$22.8	$21.3

Expenses
Operating expenses	(12.1)	(11.2)	(12.2)	(10.9)
Other income	0.8	0.2	0.8	0.2

Divisional operating profit	$11.4	$10.7	$11.4	$10.6

[1]	Due to an accounting policy change related to the classification of “Advances in Aid of Construction”, the previously reported number of $168.1 has been restated.

Liberty Utilities (South) reports total connections, inclusive of vacant connections rather than customers. Liberty Utilities (South) had 37,100 wastewater connections and 39,700 water distribution connections as at June 30, 2012. Total connections include approximately 2,100 vacant wastewater connections and 1,300 vacant water distributions connections as at June 30, 2012. Liberty Utilities (South)’s increase in customer count during the period is primarily due to acquisitions completed in late 2011 and modest customer growth within Liberty Utilities’ (South) service territories. The results of these utilities will no longer be reported as a separate region but will be reported as part of the Liberty Utilities (West) region for the third quarter of 2012.

Liberty Utilities (South) has investments in regulatory assets of U.S. $202.9 million across four states as at June 30, 2012, as compared to U.S. $203.5 million as at June 30, 2011.

2012 Six Months Operating Results

During the six months ended June 30, 2012, Liberty Utilities (South) provided approximately 2.4 billion U.S. gallons of water to its customers, treated approximately 1.0 billion U.S. gallons of wastewater and sold approximately 112 million U.S. gallons of treated effluent.

For the six months ended June 30, 2012, Liberty Utilities (South)’s revenue totalled U.S. $22.7 million as compared to U.S. $21.7 million during the same period in 2011, an increase of U.S. $1.0 million or 5%. Revenue from wastewater treatment totalled U.S. $12.1 million, as compared to U.S. $11.6 million during the same period in 2011, an increase of U.S. $0.5 million or 4%.

Revenue from water distribution totalled U.S. $10.5 million, as compared to U.S. $9.8 million during the same period in 2011, an increase of U.S. $0.7 million or 7%. The first six months water distribution revenue was impacted by U.S. $0.4 million at the Litchfield Park (“LPSCo”) facility primarily due to the increased residential, commercial and industrial revenue, U.S. $0.2 million at the Bella Vista facility primarily due to the implementation of a rate increase, U.S. $0.2 million related to the acquisition of certain utilities in Missouri as compared to the same period in 2011, partially offset by a U.S. $0.1 million decrease at the Rio Rico facility primarily due to the decrease in residential and commercial water revenue.

For the six months ended June 30, 2012, operating expenses totalled U.S. $12.1 million, as compared to U.S. $11.2 million during the same period in 2011, an increase of U.S. $0.9 million or 8%. Operating expenses increased due to increased wages and salary, partially offset by reduced insurance, utilities and consumable expenses as compared to the same period in 2011.

For the six months ended June 30, 2012, Liberty Utilities (South)’s operating profit totalled U.S. $11.4 million as compared to U.S. $10.7 million in the same period in 2011, an increase of U.S. $0.7 million or 7%. Liberty Utilities (South)’s operating profit exceeded expectations for the six months ended June 30, 2012.

Measured in Canadian dollars, for the six months ended June 30, 2012, Liberty Utilities (South)’s revenue totalled $22.8 million, as compared to $21.3 million during the same period in 2011. Liberty Utilities (South) reported increased revenue from operations of $0.5 million in the first six months of 2012 as a result of the stronger U.S. dollar as compared to the same period in 2011.

Measured in Canadian dollars, for the six months ended June 30, 2012, operating expenses totalled $12.2 million, as compared to $10.9 million in the same period in 2011. Liberty Utilities (South) reported increased expenses from operations of $0.4 million as a result of the stronger U.S. dollar, as compared to the same period in 2011.

For the six months ended June 30, 2012, Liberty Utilities (South)’s operating profit totalled $11.4 million as compared to $10.6 million in the same period in 2011, an increase of $0.8 million. Liberty Utilities (South) reported increased operating profit of $0.1 million as a result of the stronger U.S. dollar, as compared to the same period in 2011. Liberty Utilities (South)’s operating profit exceeded expectations for the six months ended June 30, 2012.

	Three months ended June 30		Three months ended June 30
	2012	2011	2012	2011
Number of
Wastewater treated (millions of gallons)			550	500
Water sold (millions of gallons)			1,430	1,500

	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Revenue
Wastewater treatment	$6.2	$5.8	$6.2	$5.6
Water distribution	6.0	5.9	6.0	5.7
Other Revenue	0.0	0.2	0.0	0.1
	$12.2	$11.9	$12.2	$11.4
Expenses
Operating expenses	(6.1)	(5.7)	(6.1)	(5.5)
Other income	0.1	0.1	0.1	0.1

Divisional operating profit	$6.2	$6.3	$6.2	$6.0

2012 Second Quarter Operating Results

During the quarter ended June 30, 2012, Liberty Utilities (South) provided approximately 1.4 billion U.S. gallons of water to its customers, treated approximately 550 million U.S. gallons of wastewater and sold approximately 76 million U.S. gallons of treated effluent.

For the quarter ended June 30, 2012, Liberty Utilities (South)’s revenue totalled U.S. $12.2 million as compared to U.S. $11.9 million during the same period in 2011, an increase of U.S. $0.3 million or 3%. Revenue from wastewater treatment totalled U.S. $6.2 million, as compared to U.S. $5.8 million during the same period in 2011, an increase of U.S. $0.4 million or 7%.

Revenue from water distribution totalled U.S. $6.0 million, as compared to U.S. $5.9 million during the same period in 2011, an increase of U.S. $0.1 million or 2%. Second quarter water distribution revenue was impacted by U.S. $0.1 million at the LPSCo facility primarily due to the increased residential revenue, U.S. $0.1 million related to the acquisition of certain utilities in Missouri as compared to the same period in 2011, offset by a U.S. $0.2 million decrease at the Rio Rico facility primarily due to the decrease of water revenue and usage.

For the quarter ended June 30, 2012, operating expenses totalled U.S. $6.1 million, as compared to U.S. $5.7 million during the same period in 2011, an increase of U.S. $0.4 million or 7%. Operating expenses increased due to increased salary and wages, partially offset by reduced insurance, utilities and consumable expenses as compared to the same period in 2011.

For the quarter ended June 30, 2012, Liberty Utilities (South)’s operating profit totalled U.S. $6.2 million as compared to U.S. $6.3 million in the same period in 2011, a decrease of U.S. $0.1 million or 2%. Liberty Utilities (South)’s operating profit exceeded expectations for the three months ended June 30, 2012.

Measured in Canadian dollars, for the quarter ended June 30, 2012, Liberty Utilities (South)’s revenue totalled $12.2 million, as compared to $11.4 million during the same period in 2011. Liberty Utilities (South) reported increased revenue from operations of $0.5 million in the second quarter of 2012 as a result of the stronger U.S. dollar as compared to the same period in 2011.

Measured in Canadian dollars, for the quarter ended June 30, 2012, operating expenses totalled $6.1 million, as compared to $5.5 million in the same period in 2011. Liberty Utilities (South) reported increased expenses from operations of $0.2 million as a result of the stronger U.S. dollar, as compared to the same period in 2011.

Measured in Canadian dollars , for the quarter ended June 30, 2012, Liberty Utilities (South)’s operating profit totalled $6.2 million as compared to $6.0 million in the same period in 2011, an increase of $0.2 million. Liberty Utilities (South) reported increased operating profit of $0.3 million as a result of the stronger U.S. dollar, as compared to the same period in 2011.

Liberty Utilities (West)

	Six months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Number of Active Connections
Residential			41,400	41,260
Commercial – Small			5,500	5,500
Commercial – Large			55	55
Total Customer Accounts			46,955	46,815

Customer Usage (GW-hrs)
Residential			141.7	160.3
Commercial – Small			73.8	83.8
Commercial – Large			59.4	68.1
Total Customer Usage (GW-hrs)			274.9	312.2

	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Assets for regulatory purposes	159.0	150.4

Revenue
Utility energy sales and distribution	$35.1	$40.3	$35.3	$39.4
Less:
Cost of Sales – Energy	(21.4)	(23.6)	(21.4)	(23.1)
	$13.7	$16.7	$13.9	$16.3
Expenses
Operating expenses	(8.1)	(7.5)	(8.1)	(7.3)
Other income	-	-	-	-

Division operating profit*	$5.6	$9.2	$5.8	$9.0
*	Represents 100% of investment in the California Utility.

As at June 30, 2012, Liberty Utilities (West) holds a 50.001% controlling interest in the California Utility. Liberty Utilities (West) reports active connections, exclusive of vacant connections rather than total connections. Liberty Utilities (West) had approximately 41,400 residential active connections and 5,500 commercial active connections, as at June 30, 2012.

Liberty Utilities (West) has investments in regulatory assets of U.S. $159.0 million in California as at June 30, 2012, as compared to U.S. $150.4 million as at June 30, 2011.

2012 Six Months Operating Results

For the six months ended June 30, 2012, Liberty Utilities (West) electric sales totalled 274.9 GW-hrs, as compared to 312.2 GW-hrs for the same period in 2011, a decrease of 37.3 GW-hrs or 12%. The decrease in usage was a result of milder weather, primarily in the first quarter, compared with the colder weather experienced in the same period a year ago.

For the six months ended June 30, 2012, Liberty Utilities (West)’s revenue from utility energy sales totalled U.S. $35.1 million as compared to U.S. $40.3 million during the same period in 2011, a decrease of U.S. $5.2 million or 13%. Revenue decreased U.S. $5.6 million due to a decrease in customer demand (approximately 14%), partially offset by an increase of U.S. $0.4 million (approximately 1%) due to weighted average energy and general rates as compared to the same period in 2011. The purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility energy sales’ revenue (utility energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the six months ended June 30, 2012, net utility energy sales and distribution revenue for Liberty Utilities (West) totalled U.S. $13.7 million, as compared to U.S. $16.7 million during the same period in 2011.

For the six months ended June 30, 2012, energy purchases for Liberty Utilities (West) totalled U.S $21.4 million, as compared with U.S. $23.6 million for the same period in 2011. The overall energy purchase expense decreased of U.S. $2.2 million was primarily the result of a 9% decrease in the volume of energy purchased to meet customer demand, offset by a U.S. $1.0 million increase in weighted average energy rates as compared to the same period in 2011.

For the six months ended June 30, 2012, operating expenses, excluding energy purchases, totalled U.S. $8.1 million, as compared to U.S. $7.5 million during the same period in 2011. Operating expenses increased due to increased wages resulting from filling vacant positions that existed in the previous year, increased vegetation maintenance expense and increased insurance expense as compared to the same period in 2011.

For the six months ended June 30, 2012, Liberty Utilities (West)’s operating profit was U.S. $5.6 million as compared to U.S. $9.2 million in the same period in 2011, a decrease of U.S. $3.6 million or 39%. Liberty Utilities (West)’s operating profit did not meet expectations for the six months ended June 30, 2012 due to lower customer energy usage resulting from a warmer winter and spring that occurred primarily in the first quarter.

Measured in Canadian dollars, for the six months ended June 30, 2012, Liberty Utilities (West)’s revenue from utility energy sales totalled $35.3 million, as compared to $39.4 million during the same period in 2011. As the purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses, the division compares ‘net utility energy sales revenue’ (utility energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the six months ended June 30, 2012, net utility energy sales revenue for Liberty Utilities (West) totalled $13.9 million, as compared to $16.3 million during the same period in 2011.

Measured in Canadian dollars, for the six months ended June 30, 2012, energy purchases for Liberty Utilities (West) totalled $21.4 million, as compared to $23.1 million in the same period in 2011.

Measured in Canadian dollars, for the six months ended June 30, 2012, operating expenses excluding energy purchases totalled $8.1 million, as compared to $7.3 million in the same period in 2011.

Measured in Canadian dollars, for the six months ended June 30, 2012, Liberty Utilities (West)’s operating profit totalled $5.8 million as compared to $9.0 million in the same period in 2011.

2012 Second Quarter Operating Results

	Three months ended		Three months ended
	June 30		June 30
	2012	2011	2012	2011
Customer Usage (GW-hrs)
Residential			58.5	69.8
Commercial – Small			35.8	37.7
Commercial – Large			24.3	29.3
Total Customer Usage (GW-hrs)			118.6	136.8

	U.S. $ (millions)	U.S. $ (millions)	Can $ (millions)	Can $ (millions)
Revenue
Utility energy sales and distribution	$15.7	$17.1	$15.9	$16.6
Less:
Cost of Sales – Energy	(9.6)	(10.2)	(9.7)	(9.8)
	$6.1	$6.9	$6.2	$6.8
Expenses
Operating expenses	(3.6)	(3.9)	(3.6)	(3.6)
Other income	-	-	-	-

Division operating profit*	$2.5	$3.0	$2.6	$3.2
*	Represents 100% of investment in the California Utility.

For the three months ended June 30, 2012, Liberty Utilities (West) electric sales totalled 118.6 GW-hrs, as compared to 136.8 GW-hrs in the same period in 2011, a decrease of 18.2 GW-hrs or 13%. The California Utility is a winter peaking facility. During the three months ended June 30, 2012 the California Utility experienced milder weather when compared with the weather in the comparable period a year ago. The milder weather resulted in reduced electricity consumption in the quarter as compared to 2011.

For the three months ended June 30, 2012, Liberty Utilities (West)’s revenue from utility energy sales totalled U.S. $15.7 million as compared to U.S. $17.1 million during the same period in 2011, a decrease of $1.4 million or 8%. Revenue decreased U.S. $2.2 million due to a decrease in customer demand (approximately 13%) and was partially offset by an increase of U.S. $0.8 million (approximately 5%) due to weighted average energy and general rates as compared to the same period in 2011. The purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility energy sales revenue’ (utility energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the three months ended June 30, 2012, net utility energy sales revenue for Liberty Utilities (West) totalled U.S. $6.1 million, as compared to U.S. $6.9 million during the same period in 2011.

For the three months ended June 30, 2012, energy purchases for Liberty Utilities (West) totalled U.S $9.6 million, as compared with U.S. $10.2 million in the same period in 2011. The decrease of U.S. $0.6 million was primarily the result of a 13% decrease in the volume of energy used, and partially offset by an 8% increase in average cost of energy as compared to the same period in 2011.

For the three months ended June 30, 2012, operating expenses, excluding energy purchases, totalled U.S. $3.6 million, as compared to U.S. $3.9 during the same period in 2011.

For the three months ended June 30, 2012, Liberty Utilities (West)’s operating profit was U.S. $2.5 million as compared to U.S. $3.0 million in the same period in 2011, a decrease of U.S. $0.5 million or 17%. Liberty Utilities (West)’s operating profit did not meet expectations for the three months ended June 30, 2012.

Measured in Canadian dollars, for the quarter ended June 30, 2012, Liberty Utilities (West)’s revenue from utility energy sales totalled $15.9 million, as compared to $16.6 million during the same period in 2011. As the purchase of energy by Liberty Utilities (West) is a significant revenue driver and component of operating expenses, the division compares ‘net utility energy sales revenue’ (utility energy sales revenue less energy purchases) as a more appropriate measure of the division’s results. For the quarter ended June 30, 2012, net utility energy sales revenue for Liberty Utilities (West) totalled $6.2 million, as compared to $6.8 million during the same period in 2011.

Measured in Canadian dollars, for the quarter ended June 30, 2012, energy purchases for Liberty Utilities (West) totalled $9.7 million, as compared to $9.8 million in the same period in 2011.

Measured in Canadian dollars, for the quarter ended June 30, 2012, operating expenses excluding energy purchases totalled $3.6 million, which was consistent with the same period in 2011.

Measured in Canadian dollars, for the quarter ended June 30, 2012, Liberty Utilities (West)’s operating profit totalled $2.6 million as compared to $3.2 million in the same period in 2011.

Liberty Utilities (East)

On July 3, 2012, Liberty Utilities closed the acquisition of all issued and outstanding shares of Granite State, a rate regulated New Hampshire electric utility, and EnergyNorth, a rate regulated New Hampshire natural gas utility pursuant to an agreement entered into on December 9, 2010. Total consideration for the transaction is U.S. $285 million plus closing working capital adjustments, which represents a multiple of aggregate expected regulatory assets of 1.136x. The results of these utilities will be reported in a newly formed Liberty Utilities (East) region for the third quarter of 2012.

Granite State provides electric service to over 43,000 customers in 21 communities in New Hampshire. EnergyNorth provides natural gas services to over 87,000 customers in five counties and 30 communities in New Hampshire. The acquisition was funded with U.S. $135 million of equity from $60 million related to previously issued subscription receipts to Emera and $75 million from an equity issue by APUC in late 2011. The remainder of the purchase price was funded with U.S. $135 million of debt from a previously announced U.S. $225 million private placement debt financing and the assumption of $15 million of existing long term debt at Granite State.

The table below represents forward looking information provided as at August 9, 2012 which summarizes the expected operating results for Granite State and EnergyNorth over the 12 month period ending June 30, 2013:

Expected short term metrics	2012		2013		Total
	Q3	Q4	Q1	Q2
Granite State:
Customers	43,205	43,259	43,312	43,365
Normalized MWhrs	244,700	224,600	238,200	227,500	935,000
EBITDA (U.S.$ millions)	$1.2	$0.8	$1.8	$1.0	$4.8

EnergyNorth
Customers	86,403	86,832	87,263	87,696
Normalized mmBTU	2,134,000	3,787,000	5,629,000	2,462,000	14,012,000
EBITDA (U.S. $ millions)	$0.5	$5.0	$12.8	$3.9	$22.2

Readers are cautioned that actual results may vary from the above noted forward-looking information. Management is providing this forward looking information to allow readers to better understand the actual EBITDA of the acquired utilities as they occur in the year following acquisition, including the variation in financial performance that might be expected from quarter to quarter. Further, the forward-looking financial information does not include information for net earnings resulting from the acquisitions as it does not include information related to interest, depreciation, amortization and income taxes. Therefore, this forward-looking information may not be suitable or appropriate for other purposes other than as described herein. Management intends to report actual EBITDA results compared to this forward-looking information. Management does not intend to further update this financial information except as may be required by law.

Liberty Utilities (Central)

On May 13, 2011, Liberty Utilities entered into an agreement with Atmos to acquire gas utilities located in Missouri, lowa, and Illinois. On June 29, 2012, Liberty Utilities received all federal and state regulatory approvals required to complete its acquisition of the regulated natural gas distribution utility assets.

On August 1, 2012, Liberty Utilities closed the acquisition of the Midwest Gas Utilities for total consideration for the assets of approximately U.S. $127.7 million representing a multiple of regulatory assets of 1.102x, plus working capital and closing adjustments. The results of these utilities will be reported in a newly formed Liberty Utilities (Central) region for the third quarter of 2012.

The Midwest Gas Utilities currently provide natural gas local distribution service to approximately 83,000 customers.

The acquisition was funded through existing working capital, proceeds of $45 million from subscription receipts issued to Emera and a portion of a previously announced U.S. $225 million private placement debt financing.

The table below represents forward looking information provided as at August 9, 2012 which summarizes the expected operating results for the Midwest Gas Utilities over the 12 month period ending June 30, 2013:

Expected short term metrics	2012		2013		Total
	Q3	Q4	Q1	Q2
	(2 months)

Missouri	$0.9	$2.8	$4.0	$1.3	$9.0

Illinois	0.3	1.4	2.6	0.8	5.1

Iowa	0.1	0.4	0.9	0.2	1.6

Total EBITDA (U.S.$ millions)	$1.3	$4.6	$7.5	$2.3	$15.7

Customers	82,301	83,223	83,336	83,358

Normalized Decatherms	488,042	2,006,230	4,175,086	1,542,906	8,212,264

Readers are cautioned that actual results may vary from the above noted forward-looking information. Management is providing this forward looking information to allow readers to better understand the actual EBITDA of the acquired utilities as they occur in the year following acquisition, including the variation in financial performance that might be expected from quarter to quarter. Further, the forward-looking financial information does not include information for net earnings resulting from the acquisitions as it does not include information related to interest, depreciation, amortization and income taxes. Therefore, this forward-looking information may not be suitable or appropriate for other purposes other than as described herein. Management intends to report actual EBITDA results compared to this forward-looking information. Management does not intend to further update this financial information except as may be required by law.

Outlook – Liberty Utilities

Liberty Utilities (South) and (West) expect continuing modest customer growth throughout their respective service territories in 2012.

On May 31, 2012, Liberty Utilities (South) filed a general rate case with the Arizona Corporation Commission (“ACC”) related to the Rio Rico facilities seeking, among other things, an increase in EBITDA by U.S. $1.0 million over 2011 results if approved as filed. The application seeks recognition of increased capital investment and increased operating expenses over current rates. In addition to a revenue increase, the application seeks a mechanism that helps mitigate the effects of regulatory lag on capital investment. The new rates are expected to be implemented in the second half of 2013.

On February 17, 2012, the Liberty Utilities (West) filed a general rate case with the California Public Utilities Commission (“CPUC”) seeking, among other things, an increase of 10.0%, comprised of U.S. $13.0 million revenue increase in distribution rates and a U.S. $3.3 million revenue increase to recover ongoing vegetation management costs, for a total revenue increase in distribution rates of U.S. $16.3 million. The application also seeks a reduction in flow through commodity costs of U.S. $8.8 million for the 2013 test year. Combined with forecasted changes in operating costs and ratemaking adjustments, the application will increase EBITDA by U.S. $7.7 million over 2011 results if approved as filed.

In addition to the revenue increase, the California Utility has requested a Base Revenue Requirement Adjustment Mechanism (“BRRAM”) and adjustments to its current Post Test Year Adjustment Mechanism (“PTAM”). If approved, the BRRAM would decouple base revenues from fluctuations caused by weather and economic factors, while adjustments to the PTAM would allow for annual rate increases to more closely offset inflationary increases to costs than the current PTAM mechanism. Based on the procedural schedule included in a “Scoping Memorandum” issued by the CPUC on April 19, 2012, it is expected that new rates will be implemented in Q1 2013.

In 2011, Liberty Utilities (West) applied to the CPUC for a vegetation memorandum account to allow for tracking vegetation management related costs. This account will allow Liberty Utilities (West) to seek rate recovery for vegetation management expenses incurred in 2012 until the effective date of the general rate case. The CPUC approved the vegetation memorandum account at its meeting of May 10, 2012.

The acquisitions of Granite State, EnergyNorth at Liberty Utilities (East) and the Midwest Gas Utilities at Liberty Utilities (Central) are expected to generate approximately U.S. $3.0 million of EBITDA in the third quarter of 2012.

APUC: Corporate and Other Expenses

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Corporate and other expenses:	(millions)	(millions)	(millions)	(millions)
Administrative expenses	$5.5	$4.2	$9.9	$7.9
(Gain)/Loss on foreign exchange	(0.9)	0.1	(0.4)	0.1
Interest expense	6.2	7.4	15.0	15.4
Interest, dividend and other Income	(0.6)	(0.7)	(1.3)	(1.5)
Acquisition-related costs	2.1	0.3	4.4	1.0
Loss on derivative financial instruments	0.7	1.0	0.6	0.5
Income tax (recovery)/expense	(0.8)	0.6	(3.0)	0.0

2012 Six Months Corporate and Other Expenses

During the six months ended June 30, 2012, administrative expenses totalled $9.9 million, as compared to $7.9 million in the same period in 2011. The expense increase in the six months ended June 30, 2012 primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, share based compensation expense and other costs as compared to the same period in 2011.

For the six months ended June 30, 2012, interest expense totalled $15.0 million as compared to $15.4 million in the same period in 2011. Interest expense is consistent with the prior year as a result of higher long term rates associated with APCo’s senior unsecured debentures compared to the short term rates that are associated with a short term bank credit facility and an interest accrual of $1.6 million related to the Quebec water lease litigation as compared to the same period in 2011. These amounts were partially offset by reduced interest expense related to convertible debentures due to the conversion of the Series 1A Debentures in the prior year and the Series 2A Debentures in the prior quarter.

For the six months ended June 30, 2012, interest, dividend and other income totalled $1.3 million as compared to $1.5 million in the same period in 2011. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

An income tax recovery of $3.0 million was recorded in the six months ended June 30, 2012, as compared to an expense of $0.0 million during the same period in 2011. The income tax recovery for the six months ended June 30, 2012 primarily resulted from the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, changes in the valuation allowance, and other non-taxable permanent differences.

2012 Second Quarter Corporate and Other Expenses

During the quarter ended June 30, 2012, administrative expenses totalled $5.5 million, as compared to $4.2 million in the same period in 2011. The expense increase in the three months ended June 30, 2012 primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, share based compensation expense and other costs as compared to the same period in 2011.

For the quarter ended June 30, 2012, interest expense totalled $6.2 million as compared to $7.4 million in the same period in 2011. Interest expense decreased primarily as a result of reduced interest expense related to convertible debentures due to the conversion of the Series 1A Debentures in the prior year and the Series 2A Debentures in the prior quarter. These amounts were partially offset by higher long term rates associated with APCo’s senior unsecured debentures compared to the short term rates that are associated with a short term bank credit facility compared to the same period in 2011.

For the quarter ended June 30, 2012, interest, dividend and other income totalled $0.6 million, as compared to $0.7 million in the same period in 2011. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

An income tax recovery of $0.8 million was recorded in the three months ended June 30, 2012, as compared to an expense of $0.6 million during the same period in 2011. The income tax recovery for the three months ended June 30, 2012 primarily resulted from the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, changes in the valuation allowance, and other non-taxable permanent differences

NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA to net earnings

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	(millions)	(millions)	(millions)	(millions)
Net earnings attributable to Shareholders	$6.1	$7.3	$8.3	$12.3

Add (deduct):
Net earnings attributable to the non controlling interest	0.4	0.7	1.0	2.6
Income tax (recovery)/expense	(0.8)	0.6	(3.0)	0.0
Interest expense	6.2	7.4	15.0	15.5
Acquisition costs	2.1	0.3	4.4	1.0
Quebec water lease litigation	-	-	0.5	-
Loss on derivative financial instruments	0.7	1.0	0.6	0.6
(Gain)/Loss on foreign exchange	(0.9)	0.1	(0.4)	0.1
Depreciation and amortization	11.1	10.8	21.7	23.0

Adjusted EBITDA	$24.9	$28.2	$48.1	$55.1

For the six months ended June 30, 2012, Adjusted EBITDA totalled $48.1 million as compared to $55.1 million, a decrease of $7.0 million or 13% as compared to the same period in 2011. For the quarter ended June 30, 2012, Adjusted EBITDA totalled $24.9 million as compared to $28.2 million, a decrease of $3.3 million or 12% as compared to the same period in 2011.

The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

	Three months ended	Six months ended
	June 30, 2012	June 30 2012
	(millions)	(millions)
Comparative Prior Period Adjusted EBITDA	$28.2	$55.1

Significant Changes:
St. Leon - Increased wind resource	0.6	1.1
Renewable – Decreased hydrologic resource	(3.6)	(2.8)
Increased results from the stronger U.S. dollar	0.6	0.9
Liberty Utilities (West) - Reduced energy sales due to warmer and shorter winter	(0.7)	(3.5)
Windsor Locks – Reduced energy sales from Frame 6 turbine due to market conditions	(1.1)	(2.4)
Administrative expense	(1.2)	(1.9)
Tinker Hydro - Increased demand for retail sales	0.9	0.9
Other	1.2	0.7

Current Period Adjusted EBITDA	$24.9	$48.1

Reconciliation of adjusted net earnings to net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. APUC uses adjusted net earnings to assess its performance without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.

The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
	(millions)	(millions)	(millions)	(millions)
Net earnings attributable to Shareholders	$6.1	$7.3	$8.3	$12.3

Add (deduct):
Loss on derivative financial instruments, net of tax	0.5	0.6	0.4	0.5
Quebec water lease litigation, net of tax	-		1.4
(Gain)/Loss on foreign exchange, net of tax	(1.0)	0.1	(0.4)	0.1
Acquisition costs, net of tax	1.3	0.2	2.7	0.6

Adjusted net earnings	$6.9	$8.2	$12.4	$$13.5

Adjusted net earnings per share unit	$0.05	$0.07	$0.09	$0.13

For the six months ended June 30, 2012, adjusted net earnings totalled $12.4 million as compared to adjusted net earnings of $13.5 million, a decrease of $1.1 million as compared to the same period in 2011. The decrease in adjusted net earnings for the six months ended June 30, 2012 is primarily due to increased income tax recovery amounts, lower depreciation and amortization expense and higher income from interest and dividends, more than offset by decreased earnings from operations and increased administrative expenses as compared to the same period in 2011.

For the three months ended June 30, 2012, adjusted net earnings totalled $6.9 million as compared to adjusted net earnings of $8.2 million, a decrease of $1.3 million as compared to the same period in 2011 The decrease in adjusted net earnings for the three months ended June 30, 2012 is primarily due to increased income tax recovery amounts, higher income from interest and dividends, more than offset by decreased earnings from operations, increased depreciation and amortization expense and increased administrative expenses as compared to the same period in 2011.

Reconciliation of adjusted funds from operations to funds from operations

Adjusted funds from operations is a non-GAAP metric used by investors to compare funds from operations without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Funds from operations (cash flows from operating activities) of APUC can be impacted positively or negatively by changes in working capital balances, acquisition and litigation expense. APUC uses adjusted funds from operations to assess its performance without the effects of changes in working capital balances, acquisition and litigation expense as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of funds from operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the unaudited interim Consolidated Statement of Operations and Statement of Cash Flows. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.

The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

	Three months ended June 30				Three months ended June 30
	2012		2011		2012		2011
	(millions	)	(millions	)	(millions	)	(millions	)
Funds from operations	$17.3		$16.2		$28.4		$35.3

Add (deduct):

Changes in non-cash operating items	1.7		3.5		1.4		1.1
Quebec water lease litigation accrual	-		-		2.1		-
Acquisition costs	2.0		0.2		4.4		1.0

Adjusted funds from operations	$21.0		$19.9		$36.3		$37.4

Adjusted funds from operations per share unit	$0.14		$0.18		$0.25		$0.35

For the six months ended June 30, 2012, adjusted funds from operations totalled $36.3 million as compared to adjusted funds from operations of $37.4 million, a decrease of $1.1 million as compared to the same period in 2011.

For the three months ended June 30, 2012, adjusted funds from operations totalled $21.0 million as compared to adjusted funds from operations of $19.9 million, an increase of $1.1 million as compared to the same period in 2011.

Summary of Property, Plant and Equipment Expenditures

	Three months ended June 30				Six months ended June 30
	2012		2011		2012		2011
APCo	(millions	)	(millions	)	(millions	)	(millions	)
Renewable Energy Division
Capital expenditures	$6.7		$1.1		$9.6		$2.0
Acquisition of operating entities	-		-		-		-
Total	$6.7		$1.1		$9.6		$2.0
Thermal Energy Division
Capital expenditures, net	$8.0		$0.3		$14.2		$0.1
Total	$8.0		$0.3		$14.2		$0.1

LIBERTY UTILITIES
South
Capital Investment in regulatory assets	$1.1		$3.7		$2.3		$5.1
Acquisition of operating entities	-		-		-		-
Total	$1.1		$3.7		$2.3		$5.1
West
Capital Investment in regulatory assets	$3.2		$1.6		$4.6		$3.0
Acquisition of operating entities	-		1.3		-		99.4
Total	$3.2		$2.9		$4.6		$102.4

CONSOLIDATED
Total APCo
Capital expenditures	$14.7		$1.4		$23.8		$2.1
Acquisition of operating entities	-		-		-
Total Liberty Utilities
Capital investment in regulatory assets	4.3		5.3		6.9		8.1
Acquisition of operating entities	-		1.3		-		99.4
Corporate	-		-		-		-
Total	$19.0		$8.0		$30.7		$109.6

APUC’s consolidated capital expenditures in the six months ended June 30, 2012 increased as compared to the same period in 2011 primarily due the Windsor Locks repowering, the major maintenance at the Sanger facility and the St. Leon II expansion.

Property, plant and equipment expenditures for the remainder of the 2012 fiscal year are anticipated to be between $33.0 million and $36.0 million. For Liberty Utilities, capital expenditures for the remainder of the year include approximately $10.0 million related to ongoing requirements by Liberty Utilities (South) for the expansion of the LPSCo and Woodmark facilities, approximately $5.4 million at Liberty Utilities (West) related to the California Utility, and approximately $15.6 million relating to the Liberty Utilities (East) region’s acquisition of Granite State and EnergyNorth and the Liberty Utilities (Central) region’s acquisition of the Midwest Gas Utilities. For APCo, capital expenditures for the remainder of the year include approximately $3.5 million related to the APCo Renewable Energy division, primarily related a major turbine upgrade at the Tinker facility.

APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, working capital and bank credit facilities to finance its property, plant and equipment expenditures and other commitments.

2012 Six Month Property Plant and Equipment Expenditures

During the six months ended June 30, 2012, APCo incurred capital expenditures of $23.8 million, as compared to $2.1 million during the comparable period in 2011.

During the six months ended June 30, 2012, APCo Renewable Energy division’s capital expenditures were $9.6 million, as compared to $2.0 million in the comparable period in 2011. The capital expenditures primarily relate to the St. Leon II expansion, a major project at the Tinker Facility, and project costs related to the Cornwall Solar and Amherst Island development. APCo Thermal Energy division’s net capital expenditures were $14.2 million, as compared to $0.1 million in the comparable period in 2011. The capital expenditures primarily relate to the Windsor Locks repowering and the major maintenance at the Sanger facility.

During the six months ended June 30, 2012, Liberty Utilities invested $6.9 million, as compared to $8.1 million during the comparable period in 2011. These investments comprise of $2.3 million at Liberty Utilities (South) primarily for the expansion of the LPSCo facility and $4.6 million at Liberty Utilities (West) primarily for maintenance and refurbishment needs.

2012 Second Quarter Property Plant and Equipment Expenditures

During the quarter ended June 30, 2012, APCo incurred capital expenditures of $14.7 million, as compared to $1.4 million during the comparable period in 2011.

During the quarter ended June 30, 2012, APCo Renewable Energy division’s capital expenditures were $6.7 million, as compared to $1.1 million in the comparable period in 2011. The capital expenditures primarily relate to the St. Leon II expansion, a major project at the Tinker Facility, and project costs related to the Cornwall Solar and Amherst Island development. APCo Thermal Energy division’s net capital expenditures were $8.0 million, as compared to $0.3 million in the comparable period in 2011. The capital expenditures primarily relate to the Windsor Locks repowering and the major maintenance at the Sanger facility.

During the quarter ended June 30, 2012, Liberty Utilities invested $4.3 million, as compared to $5.3 million during the comparable period in 2011. These investments comprise of $1.1 million at Liberty Utilities (South) primarily for the expansion of the LPSCO facility and $3.2 million at Liberty Utilities (West) primarily for maintenance and refurbishment needs.

Quebec Dam Safety Act

As a result of the dam safety legislation passed in Quebec (Bill C93), APCo’s Renewable Energy division completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. Out of these, nine remedial plans have been submitted to the Quebec government and two are undergoing options analysis by APCo. The nine remedial plans have been accepted by the Quebec government and one is still being reviewed.

APCo currently estimates further capital expenditures of approximately $16.9 million related to compliance with the legislation. It is anticipated that these expenditures will be invested over a period of several years approximately as follows:

	Total	2012	2013	2014	2015

Estimated Bill C-93 Capital Expenditures	16,900	800	5,500	7,300	3,300

The majority of these capital costs are associated with the Donnacona, St. Alban, Belleterre, and Mont-Laurier facilities.

•

APCo’s proposed remediation plan for the Mont Laurier facility has been accepted by the Quebec government. APCo received the Certificate of Authorization from the Quebec government in November 2011. APCo anticipates completing majority of the on-site remediation work in 2012 at a capital cost of approximately $0.3 million.

•

APCo completed the dam safety evaluation for the Donnacona facility and is currently investigating alternative engineering designs to minimize the cost of the remediation work. APCo is now pursuing a design that may result in a cost savings of 20% of the original estimates. APCo anticipates completing the engineering in 2012 and performing the remedial work in 2013 and 2014.

•

The dam safety study and a detailed condition assessment for the St. Alban facility have been completed. APCO is reviewing the results of the condition assessment and expects to finalize the remediation plan for this dam in 2012. APCo anticipates engineering and regulatory review to be performed in 2012 and 2013, with remedial work in 2014 to 2015.

•

APCo is presently reviewing options with respect to the Belleterre facility including the removal of several small dams that are not required for power generation. APCo anticipates completion of any required work on these dams by 2015.

•	The dam remediation work related to Chute Ford is expected to be completed in 2012 while the work related to the St. Raphael and Riviere-du-Loup facilities is anticipated to be completed in 2013.

In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.

Liquidity and Capital Reserves

APUC has revolving operating facilities available at both APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Facilities”).

The following table sets out the amounts drawn, letters of credit issued and outstanding amounts available to APUC and its subsidiaries as at June 30, 2012 under the Facilities:

	As at June 30, 2012			As at Mar	As at Dec
				31, 2012	31, 2011
	APCo	Liberty	Total	Total	Total
	(millions)	(millions)	(millions)	(millions)	(millions)
Committed Facilities	$155.0	$40.7	$195.7	$159.9	$120.0
Funds Drawn on Facilities	(35.6)	(31.6)	(67.2)	-	-
Letters of Credit issued	$(47.6)	$(1.2)	$(48.8)	$(43.5)	$(39.6)
Remaining available for draws on the Facilities	$71.8	$7.9	$79.7	$116.4	$80.4
Cash on Hand			160.9	63.4	72.9
Total liquidity and capital reserves	$71.8	$7.9	$240.6	$179.8	$153.3

On May 31, 2012, APCo concluded discussions with its banking syndicate to increase its senior credit facility from $120 million to $155 million to meet future working capital needs. As at June 30, 2012, the APCo Facility had drawn $35.6 million for working capital and capital expenditures. Additionally, APCo has $47.6 million in outstanding letters of credit.

On January 18, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility with a three year term. As at June 30, 2012, the Liberty Facility had drawn U.S. $31 million for working capital and capital expenditure and U.S. $1.2 million for outstanding letters of credit. As a result of the close of the New Hampshire acquisitions on July 3, 2012, availability under the Liberty Facility has increased from U.S. $40 million to U.S. $100 million. The Liberty Facility has been sized appropriately for the liquidity requirements and working capital needs of the entire Liberty Utilities group following the acquisitions that are currently pending.

On July 2, 2012, Liberty Utilities closed the first of two tranches of a senior unsecured private debt placement of U.S. $225 million with an average life maturity of over 10 years and weighted average coupon of 4.38%. The first tranche closed on July 2, 2012 and raised U.S. $135 million in senior unsecured notes in connection with the New Hampshire acquisitions completed on July 3, 2012. The second tranche closed on July 31, 2012 and raised U.S. $90 million in senior unsecured notes in connection with the Midwest Gas Utilities acquisition completed on August 1, 2012. The total financing is spread over three maturity dates - $50 million at 3.51% due in 2017, $115 million at 4.49% due in 2022 and $60 million at 4.89% due in 2027. The equity portion of these acquisitions was funded, in part, using subscription receipts convertible into APUC common shares and proceeds from a public equity issue completed in late 2011. See “Shareholder’s Equity and Convertible Debentures-Emera subscription receipts” for a summary of these and other outstanding subscription receipts from Emera.

APCo expects to purchase a 51% majority interest in the U.S. Wind Farms for a total purchase price of approximately U.S. $270 million, subject to certain other closing adjustments. APCo intends to finance the acquisition of the U.S. Wind Farms with approximately 45% debt and 55% equity. APCo expects to offer senior unsecured notes of approximately U.S. $120 million in connection with the U.S. Wind Farms acquisition. The equity portion of this acquisition is expected to be funded, in part, using subscription receipts convertible into APUC common shares. See “Shareholder’s Equity and Convertible Debentures-Emera subscription receipts” for a summary of these and other outstanding subscription receipts from Emera. On July 1, 2012, APCo closed on the first of the U.S. Wind Farms by acquiring Sandy Ridge for total consideration of U.S. $29.7 million. Funding was obtained through $15 million received from subscription receipts issued to Emera in connection with the acquisition and the remainder drawn on the APCo Facility.

Contractual Obligations

Information concerning contractual obligations as of June 30, 2012 is shown below:

	Total	Due less than 1	Due 1 to 3	Due 4 to 5	Due after 5
		year	years	years	years
	(millions)	(millions)	(millions)	(millions)	(millions)
Long-term debt obligations[1]	$400.9	2.4	71.8	14.9	311.8
Convertible debentures	$62.4	-	-	62.4	-
Advances in aid of construction	$76.6	0.6	0	0	76.0
Interest on long-term debt obligations	$166.9	25.8	41.1	36.8	63.2
Purchase obligations	$53.1	53.1	-	-	-
Derivative financial instruments:
Interest rate swap	$5.9	2.1	3.4	0.4	-
Energy forward purchase contract	$1.5	0.8	0.7	-	-
Capital lease obligations	$0.4	0.2	0.2	-	-
Capital projects	$0.6	0.1	0.5	-	-
Long term service agreements	$92.1	4.4	8.3	8.6	70.8
Purchased power	$149.7	43.0	85.0	21.7	-
Operating leases	$1.6	0.7	0.8	0.1	-
Other obligations	$9.9	1.1	0.5	0.5	7.8

Total obligations	$1,021.6	$134.3	$212.3	$145.4	$529.6

1 Long term obligations include regular payments related to long term debt and other obligations.

SHAREHOLDER’S EQUITY AND CONVERTIBLE DEBENTURES

The shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”). As at June 30, 2012, APUC had 159,093,398 issued and outstanding common shares.

APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at June 30, 2012, APUC does not have any issued and outstanding preferred shares.

APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of shares (“Shareholders”) of APUC.

As at June 30, 2012, 27.7 million common shares representing approximately 17% of total shares outstanding had been registered with the Reinvestment Plan and during the quarter 298,320 common shares were issued under the Reinvestment Plan. Subsequent to the end of the quarter, on July 16, 2012, an additional 311,885 common shares were issued under the Reinvestment Plan.

The convertible unsecured debentures maturing on June 30, 2017 (“Series 3 Debentures”) bearing interest at 7.0% per annum, payable semi-annually in arrears on June 30 and December 30 each year, are convertible into common shares of APUC at the option of the holder at a conversion price of $4.20 per common share.

During the six months ended June 30, 2012, a principal amount of $70 Series 3 Debentures were converted into 16,664 shares of APUC. On June 30, 2012, there were 62,390 Series 3 Debentures outstanding with a face value of $62,390.

EMERA SUBSCRIPTION RECEIPTS

On May 14, 2012, in connection with the acquisition of Granite State and EnergyNorth, APUC issued 12.0 million shares at a price of $5.00 per share to Emera pursuant to a subscription receipt agreement. The $60.0 million cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisitions.

During the six month period June 30, 2012, APUC issued 10.46 million subscription receipts at a price of $5.74 per share and 6.98 million subscription receipts at a price of $6.45 per share to Emera pursuant to subscription receipt agreements in connection with certain transactions for a total of 17.43 million subscription receipts valued at $105.0 million.

On June 29, 2012, in connection with the acquisition of Sandy Ridge, APUC received $15.0 million relating to 2,614,006 subscription receipts representing a price of $5.74 per share and issued shares relating to these subscription receipts subsequent to the end of the quarter.

Subsequent to the quarter end, in connection with the acquisition of the Midwest Gas Utilities, APUC issued 6.98 million shares at a price of $6.45 per share to Emera pursuant to a subscription receipt agreement. The $45.0 million cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisition.

Following the above noted subscription receipts transactions, the subscriptions receipts that remain outstanding are as follows: 7.8 million subscription receipts at a price of $5.74 per share in connection with the acquisition of the remaining U.S. wind farm projects and 8.2 million subscription receipts at a price of $4.72 per share in connection with the Company’s acquisition of Emera’s minority interest in Liberty Energy (California).

As at August 9, 2012, in total Emera now owns 30.1 million APUC common shares representing approximately 17.85% of the total outstanding common shares of the Company. APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

SHARE BASED COMPENSATION PLANS

For the three and six months ended June 30, 2012, APUC recorded $617 and $846 (2011 - $96 and $217) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at June 30, 2012, total unrecognized compensation costs related to non-vested options and share unit awards were $2,477 and $39 respectively, and are expected to be recognized over a period of 2.12 years and 1.50 years respectively.

STOCK OPTION PLAN

APUC has a stock option plan (the “Plan”) that permits the grant of share options to key officers, directors, employees and selected service providers. Options may be exercised up to eight years following the date of grant.

During the three months ended June 30, 2012, 69,016 options were granted to senior executives and certain senior management of APUC which allow for the purchase of common shares at a price of $6.56. One third of the options will vest on each of January 1, 2013, 2014 and 2015.

During the three months ended June 30, 2012, no options were exercised. As at June 30, 2012, APUC had 3,750,727 options issued and outstanding. APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

PERFORMANCE SHARE UNITS

In October 2011, APUC issued 28,370 performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program. The PSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle these instruments in cash, these PSUs will be accounted for as equity awards.

DIRECTORS DEFERRED SHARE UNITS

APUC has a Deferred Share Unit Plan. Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSU’s in cash, these DSUs will be accounted for as equity awards.

As at June 30, 2012, 37,899 DSUs were issued.

EMPLOYEE SHARE PURCHASE PLAN

APUC has an employee share purchase plan (“ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. As at June 30, 2012, a total of 35,469 shares had been issued under the ESPP.

RELATED PARTY TRANSACTIONS

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (APMI), the former manager of APCo. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

•

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the three and six months ended June 30, 2012 were $82 and $164 (2011 - $81 and $163).

•

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. During the three and six months ended June 30, 2012, APUC incurred costs in connection with the use of the aircraft of $104 and $164 (2011 - $53 and $124) and amortization expense related to the advance against expense reimbursements of $88 and $155 (2011 - $87 and $128). At June 30, 2012, the remaining amount of the advance was $124 (December 31, 2011 - $279) and is recorded in other assets.

•

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP, a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $80 and $155 for the three and six months ended June 30, 2012 (2011 - $43 and $87).

•

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount owing to APMI is included in accrued liabilities at June 30, 2012.

•

Staff managed by APUC has historically operated an additional three hydroelectric generating facilities not owned by APUC where Senior Executives hold an equity interest. This agreement has been extended for an additional year in relation to one of the hydroelectric generating facilities. Costs for providing such transition services are intended to be on a cost recovery basis with no mark-up.

•

As at June 30, 2012, included in amounts due from related parties is $814 (December 31, 2011 - $663) owed to APUC from APMI and included in amounts due to related parties is $1,882 (December 31, 2011 - $1,795) owed to APMI. These amounts arise from the transactions described above.

•

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

Transactions with Emera

•

A subsidiary of Emera provides lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three and six months ended June 30, 2012 APUC paid U.S. $69 and $160 (2011 – U.S. $42 and $103) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

•

For the three and six months ended June 30, 2012, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,477 and $2,990 (2011 – U.S. $1,550 and $3,562). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

•

As of June 30, 2012, included in amounts due from related parties is $1,614 (December 31, 2011 - $1,612) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

•	The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Business Associations with APMI and Senior Executives

There have been a number of business relationships between lan Robertson and Chris Jarratt (“Senior Executives”), APMI and related affiliates (collectively the “Parties”) and APUC. These relationships include joint ownership of certain generating facility assets, business relationships between the parties and payment of fees associated with previous transactions. In 2011, the Board conducted a process to review all of the remaining business associations with the Parties in order to reduce, streamline and simplify these relationships. The Board formed a special committee and engaged independent consultants to assist with this process.

The co-owned assets and remaining business associations as at June 30, 2012 are listed below. During the quarter ended March 31, 2012, APUC and the Parties reached an agreement to resolve a number of the business associations and relationships (the “Agreement”). The transaction is subject to finalization of definitive agreements which are expected to be completed in the third quarter of 2012. A more detailed description of the Agreement has been set out below in Settlement of Other Business Associations.

i)	Rattlebrook hydroelectric generating facility

Rattlebrook is a 4 MW hydroelectric generating station owned 45% by APUC, 27.5% by Senior Executives and the remaining percentage by third parties. This relationship was addressed pursuant to the Agreement. See Settlement of Other Business Associations below for more details.

ii)	St. Leon wind power generating facility

St. Leon is a 104 MW wind power generating facility which has issued Class B units to external parties and Senior Executives. APUC and the Class B unit holders have simplified the relationship by amalgamating the previous partnership agreement and two amending agreements into an amended and restated agreement. In addition, APUC and the Class B holders have executed an agreement which outlines the relationship of the parties in relation to the St. Leon II expansion of the St Leon facility (“Expansion Agreement”). The terms of the Expansion Agreement allow APUC to expand the St Leon project on a “no-net-harm-basis” to the Class B holders and provide APUC with the full economic benefit of such expansion.

iii)	Brampton Cogeneration Inc.

BCI is an energy supply facility which sells steam produced from APCo’s EFW facility. APMI maintains a carried interest equal to 50% of the annual returns on the project greater than 15%. No amounts have ever been paid under this carried interest. In 2008, APMI earned a construction supervision fee of $100 in relation to the development of this project which has been accrued. This relationship and corresponding liability was addressed pursuant to the Agreement.

iv)	Long Sault Rapids hydroelectric generating facility

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the equity cash flows commencing in 2014. This relationship was addressed pursuant to the Agreement.

v)	Chartered aircraft

APUC utilizes chartered aircraft owned by an affiliate of APMI. At June 30, 2012, $124 of the advance remained. The Board has undertaken an independent review of the relationship and believes that continuing the original arrangement is beneficial to the company. The current arrangement is expected to end in approximately 2016 when the advance will be fully utilized pursuant to the Agreement.

vi)	Office lease

APUC has leased its head office facilities on a triple net basis from an entity partially owned by Senior Executives. The lease expires on December 31, 2015.

vii)	Operations services

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities where Senior Executives hold an interest. APUC is providing supervisory management on a cost recovery basis for one of the facilities until December 31, 2012.

viii)	Sanger construction management

As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee. An amount of U.S. $0.6 million has been accrued as an estimate of the final fee owed to APMI. This liability was settled pursuant to the Agreement.

ix)	Clean Power Income Fund

During 2007, Algonquin allowed its offer to acquire Clean Power Income Fund (“Clean Power”) to expire and earned a termination fee of $1.8 million. As part of its role in the process, APUC has agreed to pay APMI a fee of $0.1 million. As of December 31, 2011 this amount is accrued and included in accounts payable on the consolidated balance sheet. This liability was settled pursuant to the Agreement.

x)	Red Lily I

APMI was an early developer of the 26 MW Red Lily I wind power generation facility. As such it is entitled to a royalty fee based on a percentage of operating revenue and a development fee from Red Lily I. APUC has acquired APMI’s interest in these royalties for an amount of $0.6 million. APMI is also entitled to a development fee of up to $0.4 million following commercial operation of the project and has agreed to permit the Board to determine whether it will retain this fee following commercial operation of the facility. This liability was settled pursuant to the Agreement.

xi)	Trafalgar

APCo owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”). In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar was previously awarded a U.S. $10.0 million claim in respect of a lawsuit related to faulty engineering in the design of these facilities, and these funds are held in the bankruptcy estate. As previously disclosed, Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings. APMI funded the initial $2 million in legal fees. An agreement was reached in 2004 between APMI and APUC whereby APUC would reimburse APMI 50% of the legal costs to date in an amount of approximately $1 million, and going forward APUC would fund the legal fees, third party costs and other liabilities with the proceeds from the lawsuits being shared after reimbursement of legal fees, third party costs and other liabilities. The Board has determined that any proceeds from the lawsuit will be shared between APMI and APUC proportionally to the quantum of such costs funded by each party. The Second Circuit Court of Appeals dismissed all the claims against APCo in the civil proceedings and remanded one issue to the District Court. On April 3, 2012, the District Court granted APUC summary judgment on its counter-claims against Trafalgar. The District Court found that Trafalgar was in default of the indenture and the loan agreements and that APUC was entitled to proceed to enforce its rights against its collateral. Trafalgar has filed a notice of appeal of the Memorandum-Decision & Order. The bankruptcy proceedings are continuing.

Settlement of Other Business Associations

During the quarter ended March 31, 2012, APUC and the Parties reached an Agreement to resolve a number of the historic joint business associations between APUC and the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the third quarter of 2012.

Under this term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattlebrook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also terminates outstanding fees potentially owing to APMI in respect of the following: the historic transactions including Sanger repowering project, the offer to acquire Clean Power and the development of the Red Lily I wind project.

The special committee of the Board retained the services of an independent advisor to review the historic financial performance of the Rattlebrook and Long Sault Rapids facilities, provide a valuation of these assets and to provide advice to APUC in respect thereof.

TREASURY RISK MANAGEMENT

APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. APUC ensures that both APCo and Liberty Utilities maintain insurance on all of their facilities. This includes property and casualty, boiler and machinery, and liability insurance. It has also initiated a number of programs and policies including currency and interest rate hedging policies to manage its risk exposures.

There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the U.S. versus Canadian dollar exchange rates, energy market prices, any credit risk associated with a reliance on key customers, interest rate, liquidity and commodity price risk considerations. See APUC’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 or the most recent AIF for discussion of these risks.

Market price risk

On May 15, 2012, APCo entered into a financial hedge with respect to its Dickson Dam hydroelectric facility located in the Western region. The financial hedge is structured to hedge 75% of APCo’s production volume against exposure to the Alberta Power Pool’s current spot market rates. For the unhedged portion of production, each $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of $0.2 million on an annualized basis.

Interest rate risk

APCo’s operating credit facility is subject to a variable interest rate. The APCo Facility had $35.6 million outstanding as at June 30, 2012. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.4 million annually.

Liberty Utilities’ operating credit facility is subject to a variable interest rate. The Liberty Facility had $31.6 million outstanding as at June 30, 2012. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.3 million annually.

Liquidity risk

Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due. APUC’s approach to managing liquidity risk is to ensure, to the extent possible, that it and its subsidiaries will always have sufficient independent liquidity to meet their liabilities when due.

As at June 30, 2012, APUC had $79.7 million of committed and available Facilities remaining and $160.9 million of cash resulting in $240.6 million of total liquidity and capital reserves. After inclusion of the increase to the credit available on the Liberty Facility to U.S. $100 million, as a result of the closure of the New Hampshire Gas Utilities acquisitions, APUC will have committed and available Facilities of $140.7 million.

The long term portion of the Facilities and project specific debt total approximately $400 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the Facilities and project debt with borrowings having less favourable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted. APUC attempts to manage the risk associated with floating rate interest loans through the use of interest rate swaps.

The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

APUC currently pays a dividend of $0.28 per share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements and to fund working capital that, in its judgment, ensure APUC’s long-term success.

Commodity price risk

APCo’s exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) region which is mitigated through the certain regulatory constructs. See APUC’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 for discussion of this risk.

OPERATIONAL RISK MANAGEMENT

APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.

There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour relations, reliance on key customers and environmental health and safety considerations. A detailed assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies

APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

APCo owns debt on seven hydroelectric facilities owned by Trafalgar. In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings. For additional comments on this matter, see “Business Associations with APMI and Senior Executives - Trafalgar”.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.7 million.

Disclosure Controls

As of June 30, 2012, under the supervision and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), management carried out an evaluation, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of June 30, 2012, APUC’s disclosure controls and procedures are effective.

Internal controls over financial reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in internal controls over financial reporting

During the three months ended June 30, 2012, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the eight quarter ended June 30, 2012.

Millions of dollars (except per share amounts)	3rd Quarter 2011	4th Quarter 2011	1st Quarter 2012	2nd Quarter 2012
Revenue	$66.0	$72.1	$64.4	$65.4
Adjusted EBITDA	25.8	24.3	22.8	24.9
Net earnings / (loss)	19.6	(8.5)	2.3	6.1
Net earnings / (loss) per share	0.16	(0.07)	0.02	0.04
Adjusted net earnings / (loss)	21.4	6.7	4.1	6.9
Adjust net earnings / (loss) per share	0.18	0.05	0.03	0.05
Total Assets	1,263.1	1,282.6	1,265.6	1,416.0
Long term debt*	558.9	467.1	403.7	473.8
Dividend declared per share	0.07	0.07	0.07	0.07

	3rd Quarter 2010*	4th Quarter 2010	1st Quarter 2011	2nd Quarter 2011
Revenue	$45.4	$48.4	$71.7	$66.8
Adjusted EBITDA	17.7	20.8	26.9	28.2
Net earnings / (loss)	1.5	15.6	5.0	7.3
Net earnings / (loss) per share	0.02	0.17	0.05	0.07
Adjusted net earnings / (loss)	1.2	18.2	5.3	8.2
Adjust net earnings / (loss) per share	0.01	0.19	0.05	0.07
Total Assets	969.4	1,016.9	1,175.8	1,177.7
Long term debt*	452.8	450.8	461.0	530.0
Dividend declared per share	0.06	0.06	0.065	0.065

* Long term debt includes long term liabilities, the Facility, convertible debentures and other long term obligations

The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.

Quarterly revenues have fluctuated between $45.4 million and $72.1 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar which can result in significant changes in reported revenue from U.S. operations.

Quarterly net earnings have fluctuated between net earnings of $19.6 million and a net loss of $8.5 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Critical Accounting Estimates and Polices

APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP. An understanding of APUC’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Significant accounting policies requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue and fair value of derivatives. Accordingly, these accounting estimates have been reviewed and discussed with the Audit Committee of the Board of Directors of APUC. Management believes there has been no material changes during the three months ended June 30, 2012 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2011 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Actual results may differ from these estimates.